3/8

08002566

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Marisa S.A.

*CURRENT ADDRESS Rua James Holland, 422
Sao Paulo, Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 0 2008
THOMSON REUTERS

ILE NO. 82- 35796

FISCAL YEAR 12/31/07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

F 14A (PROXY) ☐

OICF/BY: [initials]

DAT : 5/14/08

082-35196
AR/S
12-31-07

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
FINANCIAL STATEMENT 12/31/2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
02076-1	MARISA S.A.	08.262.343/0001-36
4 - STATE REGISTRATION NUMBER (NIRE)		

01.02 - HEAD OFFICE

1 - ADDRESS			2 - SUBURB OR DISTRICT	
RUA JAMES HOLLAND, 422			BARRA FUNDA	
3 - POSTAL CODE 01138-000	4 - MUNICIPALITY SÃO PAULO			5 - STATE SP
6-AREA CODE 11	7 - TELEPHONE 2109-6443	8 - TELEPHONE 2109-6104	9 - TELEPHONE 2109-6390	10 - TELEX
11-AREA CODE 11	12 - FAX 2109-6182	13 - FAX	14 - FAX	
15 - E-MAIL MARCOS.REIS@MARISA.COM.BR				

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME				
PAULO SÉRGIO BORSATTO				
2 - ADDRESS RUA JAMES HOLLAND, 422			3 - SUBURB OR DISTRICT BARRA FUNDA	
4 - POSTAL CODE 01138-000	5 - MUNICIPALITY SÃO PAULO			6 - STATE SP
7-AREA CODE	8 - TELEPHONE 2109-6269	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
12-AREA CODE	13 - FAX 3392-4276	14 - FAX	15 - FAX	
16 - E-MAIL DRI@MARISA.COM.BR				

RECEIVED
2008 MAY -8 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

01.04 - GENERAL INFORMATION /INDEPENDENT ACCOUNTANT

CURRENT YEAR		PRIOR YEAR			BEFORE LAST QUARTER	
1 - BEGINNING	2 - END	4 - BEGINNING	5 - END		7 - BEGINNING	8 - END
01/01/2007	12/31/2007	08/24/2006	12/31/2001			

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - PARTNER RESPONSIBLE	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE
Edimar Facco	012.937.208-01

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
FINANCIAL STATEMENT 12/31/2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
02076-1	MARISA S.A.	08.262.343/0001-36

01.05 - CAPITAL

NUMBER OF SHARES (thousand)	1 12/31/2007	2 12/31/2006	3
Paid-up capital			
1 - Common	184,503	41,314	0
2 - Preferred	0	0	0
3 - Total	184,503	41,314	0
Treasury shares			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 - SITUATION In Operation
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE 3990 - Business investment and management
5 - MAIN ACTIVITY Organization, investment in and management of companies and businesses of any nature, as partner or shareholder
6 - TYPE OF CONSOLIDATION Full

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Proposal	02/07/2008			ON	0,0133385199

01.09 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - Signature

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
02076-1	MARISA S.A.	08.262.343/0001-36

02.01- BALANCE SHEETS - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 12/31/2007	4 - 12/31/2006
1	Total Assets	563,074	41,712
1.01	Current Assets	219,610	427
1.01.01	Cash and cash equivalents	218,884	27
1.01.01.01	Cash	1	1
1.01.01.02	Banks	750	26
1.01.01.03	Temporary cash investments	218,133	0
1.01.02	Receivables	726	0
1.01.02.01	Customers	0	0
1.01.02.02	Other receivables	0	0
1.01.03	Inventories	0	0
1.01.04	Other	0	400
1.02	Noncurrent assets	343,464	41,285
1.02.01	Long-term assets	0	0
1.02.01.01	Other receivables	0	0
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.02	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	343,464	41,285
1.02.02.01	Investments	343,464	41,285
1.02.02.01.01	Investments in affiliates	0	0
1.02.02.01.02	Investments in affiliates - goodwill	0	0
1.02.02.01.03	Investments in subsidiaries	343,464	41,285
1.02.02.01.04	Investments in subsidiaries - goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.02	Property and equipment	0	0
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
02076-1	MARISA S.A.	08.262.343/0001-36

02.02 - BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 12/31/2007	4 - 12/31/2006
2	Total liabilities and shareholders' equity	563,074	41,712
2.01	Current liabilities	2,673	500
2.01.01	Loans and financing	0	0
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	59	0
2.01.04	Taxes payable	153	0
2.01.05	Dividends payable	2,461	0
2.01.06	Provisions	0	0
2.01.07	Intercompany payables	0	0
2.01.08	Other	0	500
2.02	Noncurrent liabilities	0	0
2.02.01	Long-term liabilities	0	0
2.02.01.01	Loans and financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	0	0
2.02.02	Deferred income	0	0
2.04	Shareholders' equity	560,401	41,212
2.04.01	Capital	550,634	41,315
2.04.02	Capital reserves	0	0
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit reserves	9,767	0
2.04.04.01	Legal	2,385	0
2.04.04.02	Statutory	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profit	0	0
2.04.04.05	Profit retention reserve	7,382	0
2.04.04.06	Special for unpaid dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings/accumulated deficit	0	(103)
2.04.06	Advance for future capital increase	0	0

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
FINANCIAL STATEMENT **12/31/2007**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
02706-1	MARISA S.A.	08.262.343/0001-36

03.01 - STATEMENTS OF OPERATIONS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3-01/01/2007 to 12/31/2007	4-01/01/2006 to 12/31/2006
3.01	Gross revenue from sales and/or services	0	0
3.02	Deductions	0	0
3.03	Net revenue from sales and/or services	0	0
3.04	Cost of sales and/or services	0	0
3.05	Gross profit	0	0
3.06	Operating (expenses) income	50,026	(103)
3.06.01	Selling	0	0
3.06.02	General and administrative	(1,196)	(103)
3.06.03	Financial, net	3,203	0
3.06.03.01	Financial income	5,848	0
3.06.03.02	Financial expenses	(2,645)	0
3.06.04	Other operating income	0	0
3.06.05	Other operating expenses	(25,677)	0
3.06.06	Equity in subsidiaries	73,696	0
3.07	Income (loss) from operations	50,026	(103)
3.08	Nonoperating income (expenses), net	(2,333)	0
3.08.01	Income	111	0
3.08.02	Expenses	(2,444)	0
3.09	Income before taxes and profit sharing	47,693	(103)
3.10	Provision for income and social contribution taxes	0	0
3.11	Deferred income tax	0	0
3.12	Statutory profit sharing/contributions	0	0
3.12.01	Profit sharing	0	0
3.12.02	Contributions	0	0
3.13	Reversal of interest on capital	0	0
3.15	Net income (loss)	47,693	(103)
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	184,503	41,314
	EARNINGS PER SHARE	0,25849	
	LOSS PER SHARE		(0,00249)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
02706-1	MARISA S.A.	08.262.343/0001-36

04.01 –STATEMENTS OF CHANGES IN FINANCIAL POSITION (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3-01/01/2007 to 12/31/2007	4-08/24/2006 to 12/31/2006
4.01	Sources of funds	513,819	41,315
4.01.01	From operations	0	0
4.01.01.01	Net income (loss)	0	0
4.01.01.02	Values that do not represent movement in working capital	0	0
4.01.02	From Shareholders	509,319	41,315
4.01.02.01	Capital subscription	509,319	41,315
4.01.03	From third parties	4,500	0
4.02	Use of funds	296,809	41,388
4.02.01	Net income (loss)	(47,693)	103
4.02.02	Items that do not affect current working capital	71,363	0
4.02.03	Investments	235,316	41,285
4.02.04	Proposed dividends	37,823	0
4.03	Increase/Decrease in current working capital	217,010	(73)
4.04	Variation in current assets	219,183	427
4.04.01	Current asset at beginning of year	427	0
4.04.02	Current asset at end of year	219,610	427
4.05	Variation in current liabilities	2,173	500
4.05.01	Current liabilities at biginning of year	500	0
4.05.02	Current liabilities at end of year	2,673	500

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
02706-1	MARISA S.A.	08.262.343/0001-36

05.01 – STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER, 31, 2007 (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3- CAPITAL	4-CAPITAL RESERVE	5-REVALUATION RESERVE	6-PROFIT RESERVE	7-RETAINED EARNINGS (ACCUMULATED DEFICIT)	8-TOTAL SHAREHOLDERS' EQUITY
5.01	Initial balance	41,315	0	0	0	(103)	41,121
5.02	Prior year adjustments	0	0	0	0	0	0
5.03	Capital increase (decrease)	509,319	0	0	0	0	509,319
5.04	Realization of reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Net income (loss)	0	0	0	0	47,693	47,693
5.07	Destinations	0	0	0	9,767	(47,590)	(37,823)
5.07.01	Recognised legal reserve	0	0	0	2,385	(2,385)	0
5.07.02	Prepaid dividends	0	0	0	0	(35,362)	(37,823)
5.07.03	Proposed dividends	0	0	0	0	(2,461)	0
5.07.04	Unrealized profit reserve	0	0	0	7,382	(7,382)	0
5.08	Other	0	0	0	0	0	0
5.09	Final balance	550,634	0	0	9,767	0	560,401

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
02706-1	MARISA S.A.	08.262.343/0001-36

05.02 – STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM AUGUST, 24, 2006 TO DECEMBER, 31, 2006 (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3- CAPITAL	4-CAPITAL RESERVE	5-REVALUATION RESERVE	6-PROFIT RESERVE	7-RETAINED EARNINGS (ACCUMULATED DEFICIT)	8-TOTAL SHAREHOLDER S' EQUITY
5.01	Initial balance	0	0	0	0	0	0
5.02	Prior year adjustments	0	0	0	0	0	0
5.03	Capital increase (decrease)	41,315	0	0	0	0	41,315
5.04	Realization of reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Net income (loss)	0	0	0	0	(103)	(103)
5.07	Destinations	0	0	0	0	0	0
5.08	Other	0	0	0	0	0	0
5.09	Final balance	41,315	0	0	0	(103)	41,212

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
02076-1	MARISA S.A.	08.262.343/0001-36

06.01- CONSOLIDATED BALANCE SHEETS - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 12/31/2007	4 - 12/31/2006
1	Total Assets	1,441,134	1,025,220
1.01	Current Assets	1,096,198	781,978
1.01.01	Cash and cash equivalents	395,241	186,089
1.01.01.01	Cash	9,439	6,755
1.01.01.02	Banks	45,590	23,289
1.01.01.03	Temporary cash investments	340,212	156,045
1.01.02	Receivables	560,396	503,074
1.01.02.01	Customers	504,287	388,307
1.01.02.01.01	Trade accounts receivables	547,846	430,831
1.01.02.01.02	Allowance for doubtful accounts	(38,799)	(34,950)
1.01.02.01.03	Discount to present value	(4,760)	(7,574)
1.01.02.02	Other receivables	56,109	114,767
1.01.02.02.01	Securities	268	81,901
1.01.02.02.02	Recoverable taxes	27,106	16,099
1.01.02.02.03	Deferred income and social contribution taxes	12,449	6,610
1.01.02.02.04	Prepaid expenses	0	860
1.01.02.02.05	Other receivables	16,286	9,297
1.01.03	Inventories	140,561	92,815
1.01.04	Other	0	0
1.02	Noncurrent assets	344,936	243,242
1.02.01	Long-term assets	82,080	51,886
1.02.01.01	Other receivables	80,127	38,704
1.02.01.01.01	Deferred income and social contribution taxes	69,071	38,704
1.02.01.01.02	Recoverable taxes	11,056	0
1.02.01.02	Intercompany receivables	1,953	9,233
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.02	Other related parties	1,953	9,233
1.02.01.03	Other	0	3,949
1.02.02	Permanent assets	262,856	191,356
1.02.02.01	Investments	2	13,117
1.02.02.01.01	Investments in affiliates	0	0
1.02.02.01.02	Investments in affiliates - goodwill	0	0
1.02.02.01.03	Investments in subsidiaries	0	13,115
1.02.02.01.04	Investments in subsidiaries - goodwill	0	0
1.02.02.01.05	Other investments	2	2
1.02.02.02	Property and equipment	222,195	155,394
1.02.02.03	Intangible assets	24,759	21,338
1.02.02.04	Deferred charges	15,900	1,507

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
02076-1	MARISA S.A.	08.262.343/0001-36

06.02 – CONSOLIDATED BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 12/31/2007	4 - 12/31/2006
2	Total liabilities and shareholders' equity	1,441,134	1,025,220
2.01	Current liabilities	608,682	724,136
2.01.01	Loans and financing	341,579	341,556
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	139,589	156,576
2.01.04	Taxes payable	79,927	72,825
2.01.05	Dividends payable	2,461	25,871
2.01.06	Provisions	0	0
2.01.07	Intercompany payables	6,878	97,097
2.01.08	Other	38,248	30,211
2.01.08.01	Payroll and related charges	23,898	18,762
2.01.08.02	Other payables	14,350	11,449
2.02	Noncurrent liabilities	272,018	264,890
2.02.01	Long-term liabilities	272,018	264,890
2.02.01.01	Loans and financing	181,658	176,453
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	80,805	76,631
2.02.01.03.01	Reserve for contingencies	80,805	76,631
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	9,555	11,806
2.02.01.06.01	Taxes in installments	9,555	11,806
2.02.02	Deferred income	0	0
2.03	Minority interest	33	1,107
2.04	Shareholders' equity	560,401	35,087
2.04.01	Capital	550,634	41,315
2.04.02	Capital reserves	0	0
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit reserves	9,767	0
2.04.04.01	Legal	2,385	0
2.04.04.02	Statutory	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profit	0	0
2.04.04.05	Profit retention reserve	7,382	0
2.04.04.06	Special for unpaid dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings/accumulated deficit	0	(6,228)
2.04.06	Advance for future capital increase	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
02706-1	MARISA S.A.	08.262.343/0001-36

07.01 – CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3-01/01/2007 to 12/31/2007	4-01/01/2006 to 12/31/2006
3.01	Gross revenue from sales and/or services	1,752,260	0
3.02	Deductions	(550,078)	0
3.03	Net revenue from sales and/or services	1,202,182	0
3.04	Cost of sales and/or services	(612,147)	0
3.05	Gross profit	590,035	0
3.06	Operating (expenses) income	(562,536)	(103)
3.06.01	Selling	(402,941)	0
3.06.02	General and administrative	(79,060)	(103)
3.06.03	Financial, net	(57,623)	0
3.06.03.01	Financial income	90,771	0
3.06.03.02	Financial expenses	(148,394)	0
3.06.04	Other operating income	211,762	0
3.06.05	Other operating expenses	(234,674)	0
3.06.06	Equity in subsidiaries	0	0
3.07	Income (loss) from operations	27,499	(103)
3.08	Nonoperating income (expenses), net	48	0
3.08.01	Income	3,863	0
3.08.02	Expenses	(3,815)	0
3.09	Income before taxes and profit sharing	27,547	(103)
3.10	Provision for income and social contribution taxes	(15,599)	0
3.11	Deferred income tax	36,206	0
3.12	Statutory profit sharing/contributions	0	0
3.12.01	Profit sharing	0	0
3.12.02	Contributions	0	0
3.13	Reversal of interest on capital	0	0
3.14	Minority interest	(461)	0
3.15	Net income (loss)	47,693	(103)
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	184,503	41,314
	EARNINGS PER SHARE	0,25849	
	LOSS PER SHARE		(0,00249)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
02076-1	MARISA S.A.	08.262.343/0001-36

08.01 – CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (In thousands of Brazilian reais – R$)

1 - Code	2 – Description	3-01/01/2007 to 12/31/2007	4-08/24/2006 to 12/31/2006
4.01	Sources of funds	866,219	301,187
4.01.01	From operations	124,569	0
4.01.01.01	Net income (loss)	47,693	0
4.01.01.02	Values that do not represent movement in working capital	76,876	0
4.01.02	From Shareholders	509,319	36,297
4.01.02.01	Capital increase	509,319	35,190
4.01.02.02	Minority interest	0	1,107
4.01.03	From third parties	232,331	264,890
4.01.03.01	Reserve for contingencies	0	76,631
4.01.03.02	Taxes in installments	0	11,806
4.01.03.03	Loans and financing	124,751	176,453
4.01.03.04	Other receivables	107,580	0
4.02	Use of funds	436,545	243,345
4.02.01	Reversal of investments	2,325	13,117
4.02.02	Reversal of fixed assets	154,650	178,239
4.02.03	Decrease in long term liabilities	9,964	0
4.02.05	Increase in long term assets	50,329	51,886
4.02.06	Net income (loss)	0	103
4.02.07	Transfer from long term liabilities	120,659	0
4.02.08	Proposed dividends	37,823	0
4.02.10	Minority interest	1,074	0
4.02.11	Effect of net working capital in special purpose Entities (SPEs)	59,721	0
4.03	Increase/decrease in current working capital	429,674	57,842
4.04	Variation in current assets	323,117	781,978
4.04.01	Current asset at beginning of year	781,978	0
4.04.02	Current asset at end of year	1,105,095	781,978
4.05	Variation in current liabilities	(115,405)	724,136
4.05.01	Current liabilities at biginning of year	724,136	0
4.05.02	Current liabilities at end of year	608,731	724,136

09.01 – INDEPENDENT AUDITORS' REPORT – UNQUALIFIED

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Management of
Marisa S.A.
São Paulo, State of São Paulo

1. We have examined the balance sheets, controlling company and consolidated, of Marisa S.A. ("Company") and subsidiaries, on December 31, 2007 and 2006, and the respective income statements, changes in shareholders' equity (controlling company) and the statement of source and application of funds for the year ended December 31, 2007, and the period from August 15 (date the Company was incorporated) to December 31, 2006, prepared under the supervision of its management. It is our responsibility to express an opinion regarding these financial statements.

2. We conducted our examinations according to the Brazilian GAAP; they included: (a) the planning of the work, considering the relevance of the balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) the verification, on the basis of tests, of the evidence and of the ledgers that support the disclosed amounts and accounting information; and (c) the evaluation of the most representative practices and accounting estimates adopted by the management of the Company and of its subsidiaries, as well as the presentation of the financial statements as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 adequately represent, in all material aspects, the equity and financial position, controlling company and consolidated, of Marisa S.A. and subsidiaries on December 31, 2007 and 2006, the result of its operations, changes in shareholders' equity (controlling company) and the statement of source and application of funds for the year ended December 31, 2007, and the period from August 15 (date the Company was incorporated) to December 31, 2006, in accordance with the Brazilian GAAP.

4. Our examinations were conducted for the purpose of issuing an opinion regarding the financial statements referred to in paragraph 1, taken as a whole. The cash flow and added value statements, controlling company and consolidated, that are being presented in explanatory note no. 28 to the financial statements to provide supplementary information about the Company are not required as an integral part of the basic financial statements under the Brazilian GAAP. The cash flow and added value statements were submitted to the same auditing procedures described in paragraph 2 and, in our opinion, these supplementary statements are adequately presented in all their material aspects in relation to the basic financial statements for the year ended December 31, 2007, and the period from August 15 (date the Company was incorporated) to December 31, 2006, taken as a whole.

09.01 – INDEPENDENT AUDITORS' REPORT – UNQUALIFIED

5. Our examinations were conducted for the purpose of issuing an opinion regarding the basic financial statements referred to in paragraph 1, taken as a whole. The combined statement of added value that is being presented in explanatory note no. 30 to the financial statements to provide supplementary information about the company is not required as an integral part of the basic financial statements under the Brazilian GAAP. The combined statement of added value was submitted to the same auditing procedures described in paragraph 2 and, in our opinion, this supplementary statement is adequately presented in all its material aspects in relation to the year ended December 31, 2006. The combined statement of added value was prepared on the basis of historical statements that originated from the individual statements of the companies mentioned in explanatory note no. 4, which we have audited. These companies have common control and management.

6. Previously, we examined the combined income, source and application of funds and cash flow statements for the year ended December 31, 2006, presented in explanatory note no. 30 to the financial statements as supplementary information, regarding which we have issued an auditing opinion, without reservations, dated April 30, 2007. The combined statements were prepared on the basis of historical statements that originated from the individual statements of the companies mentioned in explanatory note no. 4, which we have audited. These companies have common control and management.

São Paulo, February 25, 2008

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
Regional Accounting Council (Conselho Regional dos Contadores), or CRC, no. 2 SP 011609/O-8

Edimar Facco
Contador
Regional Accounting Council (Conselho Regional dos Contadores), or CRC, no. 1 SP 138635/O-2

10.01 – BOARD OF DIRECTOR'S REPORT

Message from Management

Year 2007 will be remembered as one of the most important in Marisa's almost 60 years of existence. In addition to our excellent operating and financial results, in October we took a crucial and historical step forward by going public, consolidating a bold, meticulously-planned change and expansion project begun in 2000.

Our financial indicators provide ample evidence of this. Gross revenue moved up by 35%, from R$1,299 million in 2006 to R$1,752 million, while adjusted EBITDA climbed by no less than 117% to R$152 million. In addition, we posted an annual net income of R$48 million, versus a loss last year.

Until 1999, our strategy had been to provide the public with clothes at unbeatable prices, which was only possible through the cash sale of articles that had little to do with fashion and were characterized by limited variety and exceptional depth, i.e. with discounts per volume. That year, however, we initiated a process of change, enlarging our overall sales area, increasing the area per product line, improving our visual merchandising, broadening our product mix and expanding consumer credit, all of which required a major overhaul of our business. Our clients – mainly women – were changing and we too had to change to meet their needs. They were no longer just shopping for clothes, they were pursuing dreams, fulfilling needs, rewarding their self-esteem. And this new profile helped us redefine our supporting strategies.

In line with the increase in women's purchasing power, we decided to offer them a wider range of products, separated by lifestyle and accompanied by coordinated accessories. These new products included menswear, children's apparel and bed, bath and linen items. Easily available credit, mainly through our Marisa Card, has consolidated this strategy.

But in order to stock all this variety, larger spaces were indispensable. New and bigger stores were built, always designed around the best possible exposure of our products, which were now developed, acquired and displayed in accordance with lifestyles, in line with our visual merchandising concept. This expansion has also consolidated our presence in all Brazil's regions – Marisa currently has 207,000 m² of sales area, versus 64,000 m² in 1999, spread through 201 stores nationwide.

In addition to the physical structure, we have also improved our accountability, control processes and information quality, especially as of the end of 2004, a year when Brazil's capital market really began to take off and when we evaluated the possibility of going public as part with our growth strategy.

We know that we still have a great deal to do as a Company and we are fully confident in the continuing growth of the sector, so much so that we expanded our sales area by 55,000 m² in 2007 and we intend to add a further 40,000 m² in 2008.

10.01 – BOARD OF DIRECTOR'S REPORT

The economic scenario indicates an increase in the purchasing power of our target public. Unemployment is falling, real wages are growing, women are increasingly part of the job market and receiving higher salaries and consumer credit is expanding. As a result, we are confident that we are on the right path, with prospects of exceptionally healthy results for our employees, suppliers, consumers and shareholders.

Marcio Luiz Goldfarb

Operating and Financial Performance

Marisa recorded several major achievements in 2007, the most important of which being the execution of its annual expansion plan, with the inauguration of new stores and the expansion of existing ones. The plan was to close the year with 199 outlets and a sales area of 204,500 m²; in fact, the Company exceeded these targets, ending with 201 stores and a sales area of 207,100 m².

The stores inaugurated in 2007 are shown below:

New Stores

Total of New Stores	Total Area (m²)	Opening Month
1	1,079	March - 2007
1	946	April - 2007
4	5,695	May - 2007
3	3,544	June - 2007
2	2,148	August - 2007
1	934	September - 2007
5	6,295	October - 2007
10	11,799	November - 2007
8	9,260	December - 2007

Store Extension and Expansion

Total	Total Area (m²) - initial	Total Area (m²) - final	Opening Month
2	2,235	2,838	April - 2007
5	3,607	6,157	May - 2007
1	287	1,082	July - 2007
2	2,450	2,829	August - 2007
3	3,150	5,127	September - 2007
4	3,062	4,549	October - 2007
3	1,326	4,033	November - 2007
4	2,706	5,222	December - 2007

Strong Footprint and Experience in All Brazil's Regions


NORTH
Number of stores : 9
Sales area : 13,055 m²
Opening of 1st store : 1985
% of national GDP : 5 0 %
% of total sales area : 6 3 %
MIDWEST
Number of stores : 12
Sales area : 14,986 m²
Opening of 1st store : 1958
% of national GDP : 7,5 %
% of total sales area : 7.2 %
Number of stores : 39
Sales area : 40,860 m²
Opening of 1st store : 1980
% of national GDP : 13 8 %
% of total sales area : 19.7 %
SOUTH
Number of stores : 32
Sales area : 29,567 m²
Opening of 1st store : 1955
% of national GDP : 18 6 %
% of total sales area : 14 3 %
SOUTHEAST
Number of stores : 109
Sales area : 108,659 m²
Opening of 1st store : 1948
% of national GDP : 55 2 %
% of total sales area : 52.5 %

The year's other major accomplishments included net revenue growth of 37.3% and same-store[1] revenue growth of 14.4%, despite the adoption of stricter and more selective credit policies at the end of the 3Q07, a period when default levels were substantially higher than the Company's historical average. The Marisa Card goals for 2008 are: (i) to increase revenue; (ii) to reduce losses and improve loss recovery; (iii) to activate as yet inactive cards; and (iv) to increase the number of new cardholders. In order to implement these policies and processes, on November 26, 2007 the Company hired a new executive officer to manage the Card and financial services division.

It is worth mentioning that the stricter credit concession procedures recently adopted by the Company will not jeopardize sales. This is because the new policy is based on a more effective allocation of credit supply, with "good" clients having access to higher limits, and "not-so-good" ones being subject to greater restrictions. Consequently the volume of credit offered in the past will be maintained, if not increased.

NET REVENUE FROM GOODS AND SERVICES

Net revenue from goods and services totaled R$1,202.2 million in 2007, 37.3% up on the R$875.4 million recorded in 2006, mainly due to higher sales volume and an increase in the average unit price.

[1] Comprises stores with more than 13 months of operations. Period comparisons of same-store sales are based on stores that were operational in both comparative periods.

Net Revenue Growth by Segment
(100 Basis)


605.0
481.4
377.7
285.0
280.4
257.4
195.3
166.2
158.1
2004
2005
2006
2007
Women's Clothing
Children's Clothing
Men's Department
Bad, Bath and Table Lines

Net revenue from goods rose by 36.9%, from R$840.3 million in 2006 to R$1,150.1 million in 2007. This growth was primarily due to: (i) the 26.5% increase in sales volume, in turn chiefly caused by the addition of 54,700 m² of sales area and higher productivity as the new stores matured, and (ii) the 4.9% increase in the average unit price[2]. On a same-store basis, annual net revenue grew by 14.4% over 2006, pushed by improved productivity in the old stores, the maturation of the new stores and the increased share of children's and menswear articles in total sales. Although this same-store upturn was significant, it was less than the Company's historical average, having been jeopardized by the atypical performance in the final quarter. Two main factors explain the relatively low sales in the 4Q07: (i) high food inflation, which substantially reduced the disposable income of Marisa's core consumers (the C income group), given that food accounts for a significant part of their spending, and; (ii) the adoption of stricter and more selective credit policies in the 4Q07 at a time when our largest competitors were doing precisely the opposite – expanding their credit.

Net revenue from services grew by 48.4%, from R$35.1 million in 2006 to R$52.1 million in 2007.

COST OF GOODS AND SERVICES

The **cost of goods and services** increased by 39.3%, from R$439.6 million in 2006 to R$612.1million in 2007.

The cost of goods totaled R$563.0 million, 38.6% higher than the R$406.2 million reported in the previous year, mainly due to higher sales volume.

The **cost of services** increased by 47.6%, from R$33.3 million, in 2006, to R$49.2 million, mainly due to the higher volume of Marisa Card operations.

[2] Average unit price – total gross operating revenue from goods (excluding returns and adjustments to present value) divided by the total number of items sold in the same period.

GROSS PROFIT

Gross profit totaled R$590.0 million in 2007, 35.4% up on the R$435.8 million reported the year before, reflecting the strong growth in period net operating revenue in the period.


Gross Profit
(R$ million)
217.8
43.5%
51.5%
329.8
49.4%
32.1%
435.8
49.8%
35.4%
590.0
49.1%
2004
2005
2006
2007
Gross Profit
Gross Margin

The annual gross margin stood at 49.1%, 0.7 p.p. below the 49.8% recorded in 2006. The decline was mainly due to the restructuring of the Company and its subsidiaries on December 31, 2006, which segregated the operations of related wholesalers. Certain purchases of goods for resale previously undertaken by wholesale firms were entirely assumed by our subsidiary Marisa Lojas Varejistas Ltda., which began acquiring these items directly from the suppliers. Since these wholesalers operated under a different tax regime, they enjoyed tax benefits that in the combined balance sheet for fiscal year 2006 had a positive effect on the margin equivalent to approximately 1.5 p.p.

OPERATING REVENUES (EXPENSES)

Operating expenses grew by 31.3%, from R$384.5 million in 2006 to R$504.9 million in 2007, mainly due to the increase in selling expenses.

(in R$ million)	**Consolidated**	**Combined**	
Operating Expenses	**2007**	**2006**	**% Chg.**
Selling expenses	(402.9)	(306.9)	31.3%
General and administrative expenses	(79.1)	(69.9)	13.2%
Other operating expenses*	(22.9)	(13.9)	64.5%
Equity accounting results	-	6.2	n.a
Total Operating Expenses	**(504.9)**	**(384.5)**	**31.3%**
% of net revenue	***-42.0%***	***-43.9%***	***-1.9 p.p.***
IPO expenses	(27.3)	-	-

* Including IPO expenses


Selling, General and Adminsitrative Expenses
(R$ Million)
129.8
102.0
112.5
116.1
153.6
38.6%
48.4%
37.5%
42.1%
37.0%
4Q06
1Q07
2Q07
3Q07
4Q07
SG&A*
SG&A*/ Net Revenue

__Selling Expenses__ – Annual selling expenses climbed by 31.3%, from R$306.9 million, in 2006, to R$402.9 million. The increase was mainly due to the 54,700 m^2 expansion in the sales area and, consequently, higher sales volume, which in turn pushed up: (i) rent and related expenses, (ii) personnel expenses, (iii) radio and TV advertising to support the larger number of stores, and (iv) depreciation and amortization, also due to the higher number of stores in operation.

As a percentage of net revenue, selling expenses dropped from 35.1% in 2006 to 33.5% in 2007. This dilution, which was in line with the Company's forecasts and commitment to generating shareholder value, was the result of the period upturn in sales.

__General and Administrative Expenses__ – In 2007, G&A expenses grew by only 13.2%, versus period net revenue growth of 37.3%, rising from R$69.9 million, in 2006, to R$79.1 million.

__Other Operating Income (Expenses)__ - Other operating expenses moved up by 64.5%, from R$13.9 million in 2006 to R$22.9 million in 2007, driven by the R$88.9 million growth in PDA, partially offset by higher revenue from (i) interest on installment sales, (ii) loss recovery (card collections), (iii) tax credits and (iv) other.

Also in 2007, the Company incurred IPO-related expenses of R$27.3 million.

The chart below shows other operating income (expenses) for the periods in question:

(in R$ million)	Consolidated 2007	Combined 2006	% Chg.
Other operating income	**211.7**	**93.0**	**127.6%**
Interest on payment installments (1)	77.0	20.7	272.4%
Interest charges (2)	54.6	47.1	15.9%
Fines and default charges (3)	11.9	9.1	30.0%
Marisa Card loss recovery	29.0	0.5	n.a.
Taxes Credit	21.1	10.7	97.9%
Others	18.1	4.9	268.0%
Other operating expenses	**(234.6)**	**(107.0)**	**119.4%**
Provision for Doubtful Accounts	(161.6)	(72.7)	122.4%
Total Provisions	(7.5)	(14.9)	-49.8%
Financial Expenses	(25.7)	(16.9)	51.6%
Expenses - IPO	(27.3)	-	n.a
Others	(12.6)	(2.5)	408.9%
Total operating income (expenses) income	***(22.9)***	***(13.9)***	***64.5%***

(1) Interest income from the 0+8x interest plan. The value of the interest is 5.5% per month.

(2) Revolving interest income. The value of the interest is 9.98% per month (pro rata).

(3) Fine of 2% per month and delinquent interest of 1% per month (pro rata charge late payment).

FINANCIAL RESULT

The net financial result in 2007 was negative by R$57.6 million, versus a negative R$63.1 million in 2006. Financial expenses fell by 11.5% and financial income dropped by 26.8%. This effect is explained by the corporate restructuring of December 31 2006, which in 2007 eliminated equity investment operations and swap adjustments on banking loans taken out to finance store expansion in 2006.

INCOME TAX AND SOCIAL CONTRIBUTION

Current income tax and social contribution decreased by 15.2%, from R$18.4 million in 2006 to R$15.6 million in 2007. On the other hand, deferred income tax and social contribution posted a 64.5% increase in the same period, from R$22.0 million to R$36.2 million in 2007.

NET INCOME (LOSS)

The Company posted net income of R$47.7 million in 2007, R$105.2 million up on the R$57.5 million loss recorded in the previous year, thanks to the increase in net revenue, better management and the dilution of operating expenses between the periods in question.

Marisa Card

Evolution of Card Base: In 2007, the number of accounts increased by 32.1% from 7.4 million, in 2006, to 9.7 million, as can be seen in the adjacent chart.

The Company closed the year with 7,170,000 active cards[3] and 5,990,300 active accounts[4].


Evolution of accounts and card base
(R$ thousand)
2,488
3,404
3,781
5,161
5,555
7,385
7,338
9,694
2004
2005
2006
2007
Qty. Accounts(1)
Qty. Card(2)
(1) Number of CPFs (Individual Taxpayer's ID)
(2) Number of cards issued (CPF + dependent)

Marisa Card Sales: Marisa Card sales climbed by 31.3% in 2007, from R$772.4 million, in 2006, to R$1,014.4 million, mainly due to the nominal increase in the number of cards and sales.


Financial Volume through Marisa's Credit Card
(R$ Million)
CAGR: 41.6%
367.4
772.4
1,014.4
2004
2007

The Marisa Card accounted for 64.7% of total annual sales, versus 65.6% in 2006. The decline was due to the adoption of stricter and more selective credit policies at the end of the 3Q07.

[3] Active cards are understood as the total number of plastic cards issued (per CPF - Individual Taxpayer's ID + dependent), excluding those that have been canceled or blocked.
[4] Active accounts are understood as the total number of CPFs registered, excluding those that have been canceled or blocked.

Marisa Card Average Ticket:

Period	Average Card ticket in interest-bearing plans	Average ard Card ticket in non- interest-bearing plans
2006	R$122.16	R$90.12
2007	R$107.99	R$104.19

In May 2007, in order to increase the share of interest-bearing sales with payment in eight monthly installments (0+8x), the Company established a minimum installment amount for sales with payment in five monthly installments with no interest (0+5x). As a result, customers making smaller purchases under the 0+5x plan who were unable to pay in five monthly installments migrated to sales under the interest-bearing 0+8x plan. As a result, the number of people who made small-value purchases through the interest-bearing plans increased, and consequently the average ticket fell in comparison with last year, while the average 0+5x no-interest ticket moved up. The minimum-installment policy was discontinued at the end of October.

In the 2007-2006 comparison, the average card sale ticket for interest-bearing plans fell by 14.3%, while the average ticket for non-interest-bearing plans climbed by 15.6% due to the factors mentioned above.

	Consolidated	Combined	
(in R$ million)	**2007**	**2006**	**% Chg.**
Fees [1] and Insurance	58.7	38.7	51.7%
Interest charges	54.6	47.1	15.9%
Fines and Charges	11.9	9.1	30.0%
Interest on Payment Installments	77.0	20.7	272.4%
Loss Recovery	29.0	0.5	n.a
Total Income	**231.2**	**116.1**	**99.1%**
Funding Cost	(25.7)	(16.9)	51.6%
Marisa's Card Services Cost [2]	(80.1)	(45.3)	76.8%
Provision for Doubtful Accounts, net	(161.6)	(72.7)	122.4%
Total Expenses	**(267.4)**	**(134.9)**	**98.2%**
Total Card	**(36.2)**	**(18.8)**	**92.7%**

(1) Collection and invoice fees
(2) Cost of services and general and administrative expenses comprise the following items include costs and expenses related to the following items: mail, IT services, payroll of Cred-21 employees, electricity, water, telephone, printing services, collection services, provisions for civil and labor claims, INSS (Social Security), and PIS and Cofins taxes on fees and insurance revenue.

Breakdown of the Marisa Card:

Fees and Insurance: Revenue from fees and insurance totaled R$58.7 million in 2007, 51.7% up on the R$38.7 million recorded in 2006, mainly due to (i) greater nominal use of the Marisa Card, (ii) the higher share of 0+8x interest-bearing sales and (iii) the increase in collection fee revenue, due to higher loss recovery as of the 3Q07.

Interest on Installment Sales: Interest on installment sales grew significantly from R$20.7 million in 2006 to R$77.0 million in 2007, pushed up by the nominal increase in Card use and the higher share of interest-bearing sales in total Card sales, which increased from 11.1% in 2006 to 21.3% in 2007.

Loss Recovery: In June 2007, we significantly increased the number of workstations involved in collections from 72 to 162. The impact of this measure began to be felt as of the third quarter and annual loss recovery moved up by approximately R$28.5 million over 2006. Of this amount, R$11.3 million came from the sale of receivables overdue by between 180 days and 2000 days, i.e. clients who were in default, but the big improvement in Marisa's collection process in general was chiefly responsible for the upturn. It is also worth remembering that, of the R$11.3 million sold, R$7.4 million referred to clients who became delinquent in 2007; therefore this value is due and recurring in 2007.

Card Service Cost and General and Administrative Expenses: Marisa Card service costs and expenses rose by 44.3%, from R$55.5 million in 2006 to R$80.1 million, due to the nominal period upturn in Card operations and higher civil claim provisions due to the increased number of delinquent clients.

Provision for Doubtful Accounts (PDA): In the final quarter of 2006, the Company implemented several measures to increase the number of Marisa cardholders, including simplified application and credit processes for potential new users. Outsourced promoters were used to attract new customers and, as a result, credit facilities were made available to a substantial number of new cardholders.

Moreover, the number of workstations involved in collections was insufficient to keep pace with the increase in new customers and a lack of auditors to ensure quality growth in the cardholder base, resulting in higher default levels in relation to previous periods.

The impact of this upturn was concentrated in the third quarter of 2007, as a result of the huge volume of card sales in the 4Q06 resulting from a 0+5x no interest promotion, according to which clients would have up to 100 days as of the purchase date to make their first payment and overdue payments were only considered as losses 180 days after the first non-payment. As a result, both the provision for doubtful accounts and card losses *per se* were higher in 2007 than the year before. PDA alone totaled R$161.6 million, 122.4% up on 2006.

10.01 – BOARD OF DIRECTOR'S REPORT

It is important to emphasize that steps have been taken to remedy these problems. Simplified applications have been eliminated; responsibility for managing new card applications is now shared with the stores; the number of collection-dedicated workstations has increased significantly, from 72 to 162; the use of outsourced promoters to attract cardholders is now only resorted to in the case of store inaugurations, and even then only under the strict supervision of Marisa Card coordinators and in-house auditors; the credit-score criteria have been adjusted; and auditing procedures have been intensified with the stores regarding new clients. All of this has resulted in a higher-quality cardholder base.

The following table gives a more detailed breakdown of provisions and default levels associated with the Marisa Card:

Period	Initial Balance	Effective Loss	Constitution of PDA	PDA Balance (Asset Protection)	Accounts Receivable	Marisa Card Sales*
2004	11,275	29,645	26,993	8,623	139,356	357,412
2005	8,623	31,856	39,455	16,222	236,024	562,635
2006	16,222	67,648	82,360	30,934	393,555	788,245
2007	30,933	154,222	161,614	38,326	497,736	1,065,146

* including sales plus the interest of (0+7x) and (0+8x) payment operations.

<u>First Payment Default</u>: This indicator measures the quality of credit analysis and concession and fraud prevention processes per credit concession volume. As can be seen in the adjacent chart, the FPD began to improve substantially as of July 2007 and reached its lowest level in November, proving that the above-mentioned initiatives, adopted as of the beginning of the 2H07, were correct and have proved exceptionally effective in controlling default on new credit concessions.


First Payment Default
(FPD)
10.5%
9.9%
10.6%
10.6%
11.2%
13.1%
11.4%
10.9%
9.7%
9.1%
7.2%
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07

Indebtedness

Gross debt totaled R$523.2 million at the close of the 4Q07, virtually identical to the R$518.0 million recorded at the end of the 4Q06.

Short-term debt accounted for 65.3% of the total and long-term debt for 34.7%.

Short-term debt dropped by 48.9%, from R$250.0 million at the end of 2006, to R$127.7 million at the close of 2007, explained by the 47.6% upturn in the Company's cash resulting from the IPO proceeds.


Indebteness
(R$ Million)
518.0
250.0
665.8
453.5
5.5
714.9
470.7
4.8
670.1
519.7
5.2
523.2
127.7
0.8
4Q06
1Q07
2Q07
3Q07
4Q07
Gross Debit
Net Debit
Net Debit/EBITDA(X)

Investments

(in R$ million)	Consolidated 2007	Combined 2006	% Chg.
New Stores	89.2	38.5	131.7%
Expanded / Remodeled Stores	40.5	66.2	-38.8%
Others	25.3	15.4	64.3%
TOTAL	**155.1**	**120.1**	**29.1%**

Investments totaled R$155.1 million in 2007, versus R$120.1 million the year before. According to the chart, R$89.2 million went towards the opening of new stores, R$40.5 million to the expansion and remodeling of existing stores to adapt them to the Company's new layout model, and R$25.3 million to the replacement of fixed assets and improvements to technology systems and equipment.

In addition to this capex, the Company closed the year with R$340.2 million in financial investments, yielding 98.0% of the CDI interest rate on average.

Adjusted EBITDA
(not audited by the independent auditors)

(in R$ million)	**Consolidated**	**Combined**	
EBITDA	**2007**	**2006**	**Var (%)**
NET OPERATING REVENUE	1202.2	875.4	37.3%
Net income (loss) for the period	47.7	(57.5)	n.a.
(-) Income and social contribution taxes - Deferred	(36.2)	(22.0)	64.5%
(+) Income and social contribution taxes - Current	15.6	18.4	-15.2%
(+) Financial result, net	57.6	63.1	-8.7%
EBIT	***84.7***	***2.0***	***4135.0%***
(+) Depreciation and amortization	39.9	21.2	88.2%
EBITDA	***124.6***	***23.2***	***437.1%***
(+) Minority Interest	0.5	56.4	-99.1%
(+) Non operating result	-	(5.4)	n.a
(+) IPO expenses	27.3	-	n.a
(-) Equity in real estate companies	-	(6.2)	n.a
(+) Depreciation of spun-off property and equipment	-	1.6	n.a
(-) Revenue from rental of spun-off property	-	(1.7)	n.a
Adjusted EBITDA	***152.3***	***67.9***	***124.3%***
Adjusted EBITDA Margin	***12.7%***	***7.8%***	***4.9 p.p.***

(1) Adjusted EBITDA is an indicator of our economic and operating performance. Adjusted EBITDA comprises EBITDA plus or minus equity income from the real estate companies, rental revenue from the sun-off property, the net non-operating result, the IPO expenses and minority interests. Adjusted EBITDA is not a financial performance indicator according to the accounting practices adopted in Brazil, and should not be considered singly, or as an alternative to net income, as an operating performance indicator, an alternative to operating cash flow or a liquidity indicator. Adjusted EBITDA does not have a standardized meaning and our adjusted EBITDA definition may not be is not comparable to those used by other companies.
(2) The Adjusted EBITDA margin is represented by Adjusted EBITDA divided by net operating revenue.

Adjusted EBITDA rose substantially, from R$67.9 million in 2006 to R$152.3 million in 2007, chiefly driven by increased sales and the dilution of SG&A expenses, due to improved cost management; higher productivity from existing stores; and the maturation of new stores.

(in R$ million)	**Consolidated**	**Combined**	
EBITDA - excluding non-recurrent events	**2007**	**2006**	**Var (%)**
Adjusted EBITDA	***152.3***	***67.9***	***124.4%***
Non-recurrent events:			
(-) Credit of PIS/COFINS	6.8	-	-
(-) Right to use banking system	7.5	-	-
(-) Account receivables assignment (>180 days)	11.4	-	-
(+) Account receivables assignment (>180 days) in 2007	7.4	-	-
Adjusted EBITDA relative for 2007 events	***134.1***	***67.9***	***97.4%***
Adjusted EBITDA Margin relative for 2007 events	***11.2%***	***7.8%***	***3.4 p.p.***

Adjusted EBITDA further adjusted for the events in 200 7increased by 91.3%, from R$67.9 million in 2006 to R$134.1 million in 2007, mainly due to the above mentioned reasons.

Capital Market

On October 22 2007, Marisa's shares (MARI3) began trading at R$10.00/share. Marisa is listed on the Novo Mercado trading segment of the São Paulo Stock Exchange (BOVESPA), which comprises those publicly-held companies with the highest levels of corporate governance in Brazil.

Marisa's IPO resulted in a primary offering of 50,600,000 common shares, equivalent to 27.42% of the Company's capital stock, raising a gross total of R$506 million.

Between October 22 and December 31, 2007 Marisa's shares depreciated by 21.5%, coinciding with the global stock market crisis.

Daily traded volume since the IPO averaged 815,298 shares, or R$8.4 million in financial terms.

Marisa's Competitive Strengths

Marisa's main strengths are:

Strong brand and widely recognized slogan: "From Woman to Woman" *(De Mulher para Mulher).* Marisa's brand is nationally recognized, being strongly identified with Brazilian women. It is the only firm among its main competitors to focus on women, especially those in the C income group. It benefits from the brand's unique characteristics to add value to its products, marketing them under the Marisa name. The widely recognized slogan *"De Mulher para Mulher"* reflects the Company's business philosophy, based on (i) the creation of products, marketing strategies and a shopping environment developed for and focusing on woman; (ii) the differentiated purchasing experience that we offer our clients; and (iii) our concern with quality and the best cost/benefit ratio.

Nationwide presence and experience. Marisa has the most extensive geographical coverage in Brazil, having been present in all the country's regions for over 25 years. This has enabled it to establish closer ties with its target public across the country and develop a deeper understanding of the specific characteristics and cultural aspects of each region, giving it a distinct advantage over its main competitors.

This national coverage gives Marisa a wide knowledge and experience of the various regions and how they differ from one another, especially in terms of local competition, the people's preferences and characteristics, climate, biotype and income profile, allowing it to tailor its products in each region accordingly, constituting a major competitive plus.

The Company also runs four distribution centers, strategically located close to the largest consumer markets, permitting rapid, efficient and low-cost product deliveries to all stores. These centers have sufficient installed capacity to meet the Company's needs through 2009.

Marisa Card. Marisa's private-label card is an important instrument for strengthening customer loyalty, increasing sales and expanding the consumer base. It also allows the Company to offer flexible payment terms and constant promotions, as well as encouraging its customers to increase their volume of purchases. In addition, it enables the construction of an extensive database, which is an essential tool in the administrative and commercial decision-making process and of invaluable use when defining the focus of our marketing initiatives.

Quality fashion articles at affordable prices and attractive margins. Thanks to its extensive experience and knowledge of the retail women's fashion and lingerie segment, especially in the B and C income groups, the Company is able to develop quality products, with the best possible cost/benefit ratio, to accompany the latest national and international fashion trends which are designed, acquired and displayed around specific lifestyle concepts. Marisa's success is based on its ability to meet the needs of its target public in terms of quality, affordable prices and the fact that its collections are fully up-to-date, while at the same time generating attractive margins.

Modern chain. Currently, around 89.0% of the total sales area complies with our current architectural and visual standards, with modern equipment and redesigned lighting. As a result, the chain will not require substantial upgrading investments in the next five years, allowing us to route most of our available funds towards the expansion strategy. In addition, the modernization of the stores has led to a significant upturn in sales.

On-line Store. Marisa is the only female fashion chain with an on-line store, which offers the same products sold in the bricks-and-mortar outlets. This gives the Company coverage in places where it does not yet have a physical presence and its customers have the added advantage of being able to acquire products without leaving their homes. On-line store sales have grown by 100% over the last two years, more than any of the company's other stores, and we believe e-commerce will continue to expand, driven by the digital inclusion of the lower (C and D) income groups, increasing internet use in Brazil and the rise in on-line shopping by PC-users.

Corporate Structure

Marisa S.A.'s shareholding structure before going public was broken down as follows:

Shareholder	Total No. of Shares	Share of Total Capital
Begoldi Comércio, Participação e Adm. S.A.	100,204,897	74.82%
Flin Participações Ltda.	25,985,331	19.40%
Marcio Luiz Goldfarb	2,580,000	1.93%
Décio Goldfarb	2,580,000	1.93%
Denise Goldfarb Terpins	2,580,000	1.93%
Board of Directors' Members [(1)]	2	0.00%
Total	133,930,230	100.0%

(1) Board of Directors' members excluding Marcio Luiz Goldfarb, Décio Goldfarb and Denise Goldfarb Terpins.

On June 29, 2007, Flin became one of the Company shareholders, through the transfer of 8,652,777 common shares held by Marcio Luiz Goldfarb, Décio Goldfarb and Denise Goldfarb Terpins, at that time equivalent to 19.38% of the Company's voting capital, as a Flin capital increase.

On September 20, 2007, an Extraordinary General Meeting approved a 1:3 share split, so that the Company's capital stock became divided into 133,903,230 common shares.

10.01 – BOARD OF DIRECTOR'S REPORT

The chart below shows the breakdown of Marisa S.A.'s shareholding structure after going public on October 22, 2007:

Shareholder	Total No. of Shares	Share of Total Capital
Begoldi Comércio, Participação e Adm. S.A.	100,204,897	54.31
Flin Participações Ltda.	25,958,331	14.07
Marcio Luiz Goldfarb	2,580,000	1.40
Décio Goldfarb	2,580,000	1.40
Denise Goldfarb Terpins	2,580,000	1.40
Board of Director's Members [1]	2	0.00
Free Float	50,600,000	27.42
Total	184.503.230	100.00

(1) Board of Director's members, excluding Marcio Luiz Goldfarb, Décio Goldfarb and Denise Goldfarb Terpins.

The following chart shows Marisa S.A.'s post-IPO corporate structure:


Individuals (1)
Free Float
Begoldi Comércio, Participação e Adm. Ltda.
Flin Participações Ltda.
4.20%
27.42%
54.31%
14.07%
MARISA S.A.
99.99%(2)
(3)
MARISA Lojas Varejistas Ltda.
FIX Participações Ltda.
DUE MILLE Participações Ltda.
MAX Participações Ltda.
99.99%(2)
100.00%
CREDI-21 Participações Ltda.
SAX S.A. Crédito, Financiamento e Investimento
99.99%(2)
PRIMOS Participações Ltda.
TCM Participações Ltda.
TEF Serviços de Processamento de Dados Ltda.

(1) Divided equally between Denise Goldfarb Terpins, Marcio Luiz Goldfarb and Décio Goldfarb.

(2) The remaining 0.01% belongs to Begoldi..

(3) Marisa S.A. is verifying a date for the incorporation of Max Participações Ltda. The acquisition value will be at its book value.

Marisa Lojas Varejistas Ltda. (Marisa Lojas) – this company's main purpose is the retail sale of clothing in general and other articles appropriate to department stores. It also imports merchandise and sells products on-line.

Due Mille Participações Ltda. (Due Mille) – this company's main purposes are the handling, sorting, loading and unloading of all types of merchandise; the overall management of distribution centers; and garment hanging and hanger logistics.

Fix Participações Ltda. (Fix) – this is a holding company that retains interests in other firms that deal with the management of the private-label Marisa Card. Its current direct and indirect subsidiaries are:

- *Credi-21 Participações Ltda. (Credi-21)* – this company began operations on November 9, 1999 and its main corporate purposes are Marisa Card administration and the holding of interests in other firms. In 2006 and 2007, Marisa Card sales accounted for around 66% and 64%, respectively, of Marisa Lojas' total sales.

  - *Primos Participações Ltda. (Primos)* – this company was constituted on February 25, 2000 and its main corporate purpose is to intermediate the personal insurance procurement process between Marisa Card users and the insurance companies.
  - *TCM Participações Ltda. (TCM)* – established on April 14, 2004, this company's main objective is the provision of collection and credit assistance services, and administering the Marisa Card collection portfolio. It has been inoperative since April 1, 2007, its activities having been assumed by Credi-21.
  - *TEF Serviços de Processamento de Dados Ltda. (TEF)* – constituted on March 16, 2005, this company's main purpose is the printing and remittance of Marisa Card invoices. It has also been inoperative since April 1, 2007, its activities having been assumed by Credi-21.

Corporate Governance

In October 2007, Marisa S.A. completed its IPO, which had been first been put forward at the end of 2004 as one of the alternatives for ensuring the Company's perpetuity and continuous growth. A total of 50.6 million common shares were issued, each with the right to one vote at the General Meetings, raising a total of R$506.0 million.

Determined to enter the market with the greatest possible degree of management transparency and ensure equitable treatment for all our shareholders and strategic constituencies in terms of information disclosure, in the next two years the Company adapted its processes to the rules of the Bovespa's Novo Mercado, which comprises those firms with the country's highest level of corporate governance.

10.01 – BOARD OF DIRECTOR'S REPORT

In addition to the requirements determined by corporate legislation and the rules of the CVM (Brazil's Securities and Exchange Commission), Marisa also complies with the disclosure requirements set forth by the Novo Mercado regulations, the following being particularly worthy of note:

- Dividend payments amounting to at least 25% of net income;
- The non-existence of preferred or founder's shares;
- 100% tag-along;
- At least 20% of the Board of Directors must consist of independent members;
- All members of the Board of Directors must sign a Statement of Consent, undertaking to act in keeping with the Novo Mercado Membership Agreement, the Arbitration Rules and the Novo Mercado Listing Rules.

Marisa has also adapted its transparent management processes to comply with Novo Mercado standards:

- The Company's Annual Information (IAN) includes the number and type of shares held by the Board of Executive Officers, the controlling shareholders, the Board of Directors and the members of the Fiscal Council during the period in question in accordance with the commitment to abide by the Novo Mercado Arbitration Rules;
- Presentation of a statement of cash flow, indicating the changes in cash and cash equivalents, separated into operating, financing and investment flows;
- The financial statements are accompanied by the management report, the explanatory notes (with information on shareholders' equity, net income and the proposal fort the latter's allocation) and the independent auditors' opinion. In addition to the information required by law, the financial statements also contain:

a. A consolidated balance sheet, consolidated income statement and consolidated performance analysis;

b. The exact shareholding positions of any individual or institution holding more than 5% of our capital stock, either directly or indirectly;

c. The number and type of the securities held directly or indirectly by our controlling shareholders, management and Fiscal Council members;

d. Changes in the shareholdings of our controlling shareholders, Board of Directors, Board of Executive Officers and Fiscal Council in the twelve months prior to the presentation of the financial statements;

e. The Company's statement of cash flow, indicating the changes in cash and cash equivalents, separated into operating, financing and investment flows; and

f. The number of shares outstanding and their percentage of the total shares issued.

MANAGEMENT BODIES

General Shareholders' Meeting

The General Meeting is held annually and Extraordinary Meetings are held whenever the legislation or the Company's Bylaws so determine. In addition to the functions established by Law, this body is solely responsible for canceling the Company's registration as a publicly-held company, delisting it from the Novo Mercado and amending the Company's Bylaws. The General Meeting is also responsible for:

- Issuing shares and marketable securities, and altering their associated rights, preferences, advantages or restrictions;
- Merging, incorporating, transforming, spinning off or dissolving the Company;
- Determining the compensation of the executive officers;
- Approving the annual financial statements;
- Approving management's proposal for the allocation of period net income, as well as dividend and interest on equity payments;
- Approving and, whenever necessary, altering the stock option plan for the Company's management or employees, which cannot under any circumstances involve more than 5% of the Company's total capital stock;
- Appointing the company responsible for drafting a valuation report if the Company's registration as a publicly-held company is canceled or if it is delisted from the Novo Mercado; and
- Approving any matter submitted by the Board of Directors.

Board of Directors

Marisa's Board of Directors consists of between five and seven members who are elected by the Annual General Meeting for a one-year term of office with the possibility of re-election. The Board is responsible for defining the Company's overall business policy, including its long-term strategy. The exact number of members, 20% of whom must be independent, is decided by the Annual General Meeting. The five current members, two of whom (40%) are independent, are listed below:

- Marcio Luiz Goldfarb
- Décio Goldfarb
- Denise Goldfarb Terpins
- Celso Clemente Giacometti (independent)
- Luiz Fernando Furlan (independent)

Meetings are held every quarter and extraordinary meetings may be scheduled when convened by the chairman or a majority of the members. The Board may also constitute committees or working groups for specific purposes, a majority of whose members, including the chairman, must also be Board members.

Board of Executive Officers

Marisa's Board of Executive Officers is composed of five members, elected by the Board of Directors for a three-year term of office with the possibility of re-election. They may also be removed at any time by the Board of Directors. The Executive Officers are the Company's legal representatives and are responsible for its day-to-day management and for implementing the overall policies and directives determined by the Board of Directors. The current Board of Executive Officers comprises:

- Marcio Luiz Goldfarb, Chief Executive Officer
- Paulo Sergio Borsatto, Chief Investor Relations and Financial Officer
- Ricardo José Ribeiro dos Santos, Chief Administrative Officer
- Mendel Leib Szlejf, Information Technology Officer
- Fernand Ezra Setton, Strategic Planning Officer

More information on Marisa's Board of Directors and Board of Executive Officers can be found on the Company's website: www.marisa.com.br/ir.

Fiscal Council

The Company's Fiscal Council is a non-permanent body. In accordance with the legal requirements, it is independent of both management and the independent auditors and is responsible for monitoring management activities, reviewing the financial statements and reporting its findings to the Company's shareholders.

Audit Committee

It is the responsibility of the Audit Committee to assist and advise the Board of Directors on matters provided for in the Committee's Internal Regulations, subsequently assessed and approved by the Board of Directors. The Committee consists of three members elected for a similar term to that of the Board of Directors, one of whom is the Committee's chairman. With a mandate until the Annual General Meeting at which the 2008 accounts will be approved, the Committee's current members are:

- Celso Clemente Giacometti (chairman)
- Luiz Fernando Furlan
- Décio Goldfarb

Independent Auditors

The appointment of Marisa's independent auditors is based on principles that safeguard their independence: (i) they may not audit their own work; (ii) they not exercise any managerial functions; and (iii) they may not represent Marisa or render any services prohibited by the prevailing regulations.

The 2007 results of Marisa S.A. and its subsidiaries were audited by Deloitte Touche Tomatsu Auditores Independentes. Between January and December 2007, the independent auditors did not provide any services unrelated to auditing whose fees exceeded 5% of their total fees.

Human Resources

Marisa closed 2007 with 10,013 employees, distributed through 201 stores, 4 distribution centers and the head office.

During the year, it promoted 2,502 employees, 2,300 of which within the stores, where the Company concentrates its training and career development efforts. By means of a structured process for identifying and developing managerial potential, 54 employees were promoted to store managers and 256 to in-store supervisory positions. These figures demand a combination of training efforts, team building and the attraction of new talent to breathe fresh air into workforce.

Marisa runs two trainee programs designed to equip professionals for store management and product management positions, consolidating the formation of new leaders.

In 2007, the Company invested over R$1.3 million in qualifying and upgrading its employees. Special emphasis was given to qualifying store personnel via distance and on-site training programs. All store managers act as trainers, being responsible for holding structured training courses and also for brief daily meetings focused on preparing the sales teams to generate efficiency gains and improve client satisfaction.

Marisa has also been investing in the development of distance training programs in order to provide more recycling and qualification opportunities for store leaders and operational teams.

In 2007, two programs were implemented: Store Leadership and Financial Products and Services, with six modules giving an integrated view of the financial and commercial processes, with a focus on the generation of improved results.

10.01 – BOARD OF DIRECTOR'S REPORT

Region	Number of Employees
North	581
Midwest	689
Southeast	5,553
South	1,383
Northeast	1,807
Total	**10,013**

Final Considerations

Following the redefinition of its business plan in 2000, Marisa is proceeding with its growth strategy based on the expansion and modernization of its stores, a broader product range and the increased offer of financial products and services. All these changes exemplify Marisa's focus on women, providing them with a unique shopping experience, maintaining a constant emphasis on quality and ensuring the best possible cost/benefit ratio for its products.

Its success can be explained by its constant attentiveness to the needs of its target public and its determination of provide them with high-quality, up-to-date products at an affordable price, always ensuring attractive results.

As for the economic outlook, the Company believes 2008 will be marked by credit expansion, increased employment, higher wages and women's increased presence in the job market.

Finally, Marisa would like to thank its employees, clients, shareholders, financial institutions and other groups and organizations related to our activities for their support and confidence throughout 2007. Without them, we would never have achieved the results we did.

11.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARISA S.A. AND SUBSIDIARIES

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007, AND THE PERIOD FROM AUGUST 15 TO DECEMBER 31, 2006
(In thousands of *reals*, unless otherwise indicated)

1. OPERATIONAL CONTEXT

Marisa S.A. ("Company") was incorporated on August 15, 2006, to be a holding company for the following companies: Marisa Lojas Varejistas Ltda., Fix Participações Ltda. and subsidiaries and Due Mille Participações Ltda. (jointly "Businesses"). As shown in explanatory note no. 19, on December 31, 2006, the minutes of an extraordinary general meeting (EGM) that increased the share capital of the Company, due to the assignment and transfer of ownership interests in the subsidiaries, which were transferred at book value supported by valuation report issued by an independent expert, were approved.

The purpose of this group of Businesses, of which the Company is the controller, is to act in the retail segments of clothing articles in general and others appropriate for a department store and in the administration of private label credit cards, as well as in the logistics area.

On October 3, 2007, the minutes of the EGM that allowed a public offering of Company shares was approved; on October 18, 2007, the EGM that increased the capital of the Company, through the issuance of shares and exclusion of the preemptive rights, and the setting of the price per share, was approved. The Company shares are listed on the São Paulo Stock Exchange (*Bolsa de Valores de São Paulo*), or BOVESPA, under the code "MARI3," ratifying the subscription of 44,000,000 common shares, at the set price of R$10.00 per share, which were paid in on October 24, 2007, through the realization of a capital increase of R$440,000.

There was also a subscription for 6,600,000 common, nominative, book-entry shares, with no par value, all free of any lien or encumbrance, issued by the Company ("supplementary shares"), equivalent to 15% of the shares initially offered within the offering, under an option to subscribe for those supplementary shares, granted by the Company to Banco UBS Pactual S.A., which were allocated exclusively to meet excess demand. The option for the supplementary shares was exercised by Banco UBS Pactual S.A., on November 19, 2007, at the set price of R$10.00 per share, which was paid in on November 23, 2007, through the realization of a capital increase of R$66,000.

The Company has ownership interests in the direct and indirect subsidiaries, as shown in explanatory note no. 4 to the financial statements, the corporate purposes of which are mentioned below:

1.1. Marisa Lojas Varejistas Ltda. ("Marisa Lojas") - its main purpose is the retail sale of clothing articles in general and others appropriate for department stores. In addition to these activities, Marisa Lojas also imports goods and sells products over the Internet.

Tax incentives

Tax on the Circulation of Merchandise and Services (*Imposto sobre Circulação de Mercadorias e Serviços*), or ICMS

Marisa Lojas is the beneficiary of tax incentives within the Pernambuco State Development Program (*Programa de Desenvolvimento do Estado de Pernambuco*), or PRODEPE, granted for an open-ended term, as a presumed credit of 3% of the total value of the interstate shipments made by the distribution center in Jaboatão dos Guararapes, state of Pernambuco. The benefit from this incentive is registered in the result of the period under the heading "Other operating expenses, net."

Marisa Lojas is the beneficiary of a special tax regimen agreed to with the Treasury Department of the State of Goiás through an agreement (TARE no. 014/2003 - GSF) granted for an open-ended term, as a credit of 3% on the total value of the interstate shipment of shoes, fabrics, clothing and bed, table and bath linens destined for sale, production or industrialization made by the distribution center located in Goiânia, state of Goiás. The benefit from this incentive is registered under the heading "Other operating expenses, net."

1.2. Due Mille Participações Ltda. ("Due Mille") - its main purpose is the provision of handling, arranging, loading and unloading of merchandise of any nature; the general management of the merchandise distribution center; and putting items on clothes hangers and clothes hanger logistics.

(In thousands of *reals*, unless otherwise indicated)

1.3. Fix Participações Ltda. ("Fix") - it operates as a holding company, investing in other companies responsible for the administration of private label credit cards, called "Marisa Credit Card."

Fix currently has the following direct and indirect subsidiaries:

1.3.1. Credi-21 Participações Ltda. ("Credi-21") - it began its activities on November 9, 1999, and its main purposes are the administration of private label credit cards called "Marisa Credit Card" and holding ownership interests in the share capital of other companies. Sales with this credit card on December 31, 2007, and 2006 represented approximately 64% and 66%, respectively, of the sales of Marisa Lojas.

1.3.1.1. Primos Participações Ltda. ("Primos") - was incorporated on February 25, 2000, and its main purpose is the management and contracting of personal insurance between the users of "Marisa Credit Card" and insurers.

1.3.1.2. TCM Participações Ltda. ("TCM") - was incorporated on April 14, 2004, and its main purpose is the provision of billing services, credit consulting and the management of billing portfolios for "Cartões Marisa." TCM has been inactive since April 1, 2007, no longer conducting its activities, which from that date have been being conducted by Credi-21 itself.

1.3.1.3. TEF Serviços de Processamento de Dados Ltda. ("TEF") - was incorporated on March 16, 2005, and its main purpose is the printing and sending of "Marisa Credit Card" statements. TEF has been inactive since April 1, 2007, no longer conducting its activities, which from that date have been being conducted by Credi-21 itself.

1.4. On December 31, 2006, the Company had economic interests in the following special purpose entities, or SPEs:

1.4.1. Actio Participações Ltda. ("Actio") - was incorporated on February 12, 1999, and its main purpose is the provision of information processing services for the "Marisa Credit Card" credit card and the leasing of assets to related companies and third parties. Since March 1, 2007, Credi-21 has been doing the data processing itself, with Actio keeping only the real estate activity.

1.4.2. Athol Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Athol"), Lógica Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Lógica"), Racional Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Racional"), Ativa Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Ativa"), Fax Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Fax") and Transfer Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Transfer") - their main purpose is the wholesale sale of clothing items and haberdashery in general, being able to import or export these goods, as well as hold ownership interests in other companies as a partner or shareholder. Since January 1, 2007, the SPEs, except Actio, have been inactive, no longer conducting their activities, which, from that date, have been being conducted by Marisa Lojas itself. Actio was not consolidated since, in the essence of its relationship with Marisa Lojas, its operating activities are not directly or indirectly controlled by the Company.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements, controlling company and consolidated, are the responsibility of the Company management and that of its subsidiaries and were prepared according to the Brazilian GAAP and the rules issued by the Securities Commission (*Comissão de Valores Mobiliários*), or CVM.

The subsidiary Credi-21 operates with financial services of the "Marisa Credit Card" and the net result obtained with these operations is presented in the consolidated income statement under the heading "Other operating expenses, net," for the purpose of facilitating the evaluation of its performance and showing the historical comparison bases of the revenue and expenses of the retail activity. The composition of the net result from financial services is presented in explanatory note no. 20.

3. MAIN ACCOUNTING PRACTICES

a) Determination of the results

Revenue and expenses are recognized on an accrual basis.

The revenue from resales and the respective costs are registered on the delivery of the goods to the customers and the revenue from the provision of credit card services is registered when the service is provided.

b) Accounting estimates

The preparation of financial statements requires the use, by the management of the Company and of its subsidiaries, of estimates and premises that affect the asset and liability balances and other transactions. This being the case, various estimates regarding adjustments to present value, provisions for doubtful accounts, provisions for loss in inventory, useful life of fixed assets and necessary provisions for contingent liabilities, to calculate projections to determine the recovery of balances of fixed assets, deferred and deferred asset income tax, as well as the determination of provisions for income tax. Since management's judgment involves making estimates related to the probability of future events, the actual events may be different from these estimates.

c) Cash and equivalents

Consists of immediately liquid amounts and amounts whose original maturity is up to 90 days, shown at acquisition cost, plus income earned to the date of the balance sheets, and adjusted, when applicable, to its equivalent market value.

d) Securities

Consist of investments in the shares of other companies acquired for the purpose of being actively and frequently traded. They are accounted for at acquisition cost, plus income earned, and adjusted to market value, on the dates of the balance sheets, with unrealized gains and losses accounted for in the results of the year/period.

e) Provision for doubtful accounts

Established on the basis of an analysis of the risks of realizing accounts receivable, being considered sufficient to cover eventual losses.

f) Inventory

Recorded at average acquisition cost, adjusted to market value and any losses, where applicable.

g) Investments

Consist of investments in subsidiary companies, valued according to the equity adjustment method, as shown in explanatory notes nos. 4 and 12.

h) Fixed

Recorded at acquisition, formation or construction cost, with accumulated depreciation subtracted. Depreciation is calculated by the straight-line method at rates that take the estimated useful life into consideration as shown in explanatory note no. 13.

i) Other current and noncurrent assets

Shown at net realization value.

(In thousands of *reals*, unless otherwise indicated)

j) Current and noncurrent liabilities

Shown at known or calculable amounts, increased, when applicable, by the corresponding charges and monetary and foreign exchange variations that have occurred to the date of the balance sheets.

k) Amounts in foreign currency subject to foreign exchange variation

Monetary assets and liabilities denominated in foreign currencies were converted into *reals* at the exchange rate on the date of the balance sheets.

l) Income and social contribution taxes

The provision for income tax was constituted at Businesses Marisa Lojas and Credi-21 at a rate of 15%, plus the specific additional amount of 10% on taxable profit in excess of R$240. The provision for the social contribution tax was constituted at a rate of 9% of taxable profit. The deferred income and social contribution taxes recorded in current and noncurrent assets result from expenses allocated to the results that are, however, temporarily nondeductible. In addition, deferred income and social contribution taxes were constituted on the amounts of tax losses and the negative basis of the social contribution tax.

Considering the provisions of CVM Decision no. 273/98 and CVM Instruction no. 371/02, deferred taxes are recorded at their probable realization amounts. The details are disclosed in explanatory note no. 10.

For the companies Fix, Primos, TCM, TEF and Due Mille and on December 31, 2006, Actio, Athol, Lógica, Racional, Ativa, Fax and Transfer the calculation basis for the income and social contribution taxes are calculated according to the criteria established in the tax legislation in effect, with the presumed profit method being used.

m) Loans and financing

Updated with interest and foreign exchange and monetary variations and with the finance charges incurred to the date of the balance sheets, as contractually provided for and shown in explanatory note no. 14.

n) Provision for contingencies

Updated to the date of the balance sheets by the probable amount of loss, with the nature of each contingency being observed, based on the opinion of the legal advisers of the Businesses. The basis and nature of the provisions for contingencies are described in explanatory note no. 17.

o) Financial instruments - derivatives

Recorded on an accrual basis. The gains and losses earned or incurred due to these contracts are recognized as adjustments in revenue and financial expenses.

p) Financial revenue and expenses

The financial result basically includes interest on loans, net of interest receivable on financial investments, monetary and foreign exchange variation gains and losses, discounts from suppliers for early payment of trade acceptance bills and gains and losses with derivative financial instruments, which are recognized in the results of the year/period on an accrual basis.

q) Adjustments to present value

Fixed purchase and sale credit transactions have been adjusted to present value on the date of the transactions, in accordance with their maturity, using the average financing charges that the subsidiary Marisa Lojas incurs when it raises funds, both for customers and for suppliers.

The constitution of the adjustment to present value of purchases is registered in the headings "Suppliers" and "Inventory" (explanatory note no. 8) and its reversion has as a counterpart to the heading "Financial revenue" (explanatory note no. 21), on the fruition of maturity, in the case of suppliers, and on the realization of the inventory in relation to the amounts recorded in it. The adjustment to present value of credit sales has as a counterpart in the heading "Accounts receivable from customers" (explanatory note no. 7) and its realization is recorded in the heading "Financial revenue" (explanatory note no. 21), on maturity.

r) Profit per share

Calculated on the basis of the number of shares of share capital paid in on the date of the balance sheets.

s) Information in addition to the financial statements

The Company is presenting in explanatory note no. 28, as additional information: (a) the cash flow statements, controlling company and consolidated, prepared in accordance with Accounting Standards and Procedures (*Normas e Procedimentos de Contabilidade*), or NPC, no. 20, "Cash Flow Statements," issued by the Brazilian Institute of Independent Auditors (*Instituto dos Auditores Independentes do Brasil*), or IBRACON, on April 31, 1999; and (b) the statements of added value, under Federal Accounting Council (*Conselho Federal de Contabilidade*), or CFC, Resolution no. 1,010 of January 21, 2005.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were prepared under the accounting criteria for consolidation provided for in the Brazilian GAAP and CVM normative instructions, including the financial statements of the Company and of its direct and indirect subsidiaries, composed of the following Businesses:

(In thousands of *reals*, unless otherwise indicated)

	Ownership interest - %	
	2007	2006
Marisa Lojas Varejistas Ltda.	99.99	99.99
Due Mille Participações Ltda.	99.91	99.98
Fix Participações Ltda.	99.99	95.59
Credi-21 Participações Ltda. (*)	99.99	95.59
Primos Participações Ltda. (*)	96.08	91.84
TCM Participações Ltda. (*)	99.90	95.00
TEF Serviços de Processamento de Dados Ltda. (*)	94.34	90.18

(*) Indirect subsidiaries.

On December 31, 2006, the Company had economic interests in the following SPEs: (*)

Actio Participações Ltda.
Athol Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
Lógica Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
Racional Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
Ativa Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
Fax Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
Transfer Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.

(*) SPEs that, in the essence of the relationship with Marisa Lojas, have their operational activities controlled indirectly by the Company, with the entirety of the share capital of these Businesses being held by Begoldi Comércio, Participação e Administração S.A.

The SPEs, the activities of which are the provision of information processing services for the "Marisa Credit Card" and the wholesale sale of clothing items and haberdashery in general, have the result of their activities directly or indirectly impacted by Marisa Lojas and, therefore, were included in the combined financial statements as required by CVM Instruction no. 408/04 (see explanatory note no. 30).

Since January 1, 2007, the SPEs whose activities were the wholesale sale of clothing items and haberdashery in general ceased operation. From that date, Marisa Lojas has

(In thousands of *reals*, unless otherwise indicated)

made all of the purchases of the products for resale directly from its suppliers. From March 1, 2007, Actio ceased providing information processing services for private label credit cards for Credi-21, which, from that date, has been doing this activity with its own resources.

In the preparation of the consolidated financial statements for December 31, 2007, and 2006, statements closed on the same basis date and consistent with the accounting practices described in explanatory note no. 3 were used. The following were eliminated: investments in proportion to the share of the controlling company in the shareholders' equity and in the results of the subsidiaries, the asset and liability balances, the revenue and expenses, the unrealized results (when applicable), net of income and social contribution taxes, resulting from transactions among the Businesses, and the ownership interest of the non-controlling shareholders, in the shareholders' equity.

5. Cash and equivalents

	Controlling Company		Consolidated	
	2007	2006	2007	2006
Cash	1	1	9,439	6,755
Checking accounts (a)	750	26	45,590	23,289
Financial investments (b)	218,133	-	340,212	156,045
	218,884	27	395,241	186,089

(a) See explanatory note no. 14, "Loan and financing guarantees."

(b) The composition of the balance of the "Financial investments" account for December 31, 2007, and 2006, is set forth below:

11.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARISA S.A. AND SUBSIDIARIES

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007, AND THE PERIOD FROM AUGUST 15 TO DECEMBER 31, 2006
(In thousands of *reals*, unless otherwise indicated)

	Annual income rate - %		Controllin Company	Consolidated	
	2007	2006	2007	2007	2006
	11.02	-	-	52,525	-
Safra Renda Fixa FIF - Safra (i)	11.83	-	43,739	78,057	
Safra Institucional DI FI REF CRED PRIV (ii)	12.53	-	-	18,507	-
X-21 FI Renda Fixa LP - Calyon (iii)	1.85	-	156,033	156,033	-
HG Flex FICFIM Crédito Privado - CS Hedging Griffo (iv)	-	20.07	-	-	122,746
Flowers Multimercado - Calyon (v)	-	34.01	-	-	15,167
Fox FIA - Calyon (vi)					
CS Portfólio - Credit Suisse (vii)	12.17	15.64	-	8,262	7,487
Debentures - Bradesco Leasing (viii)	11.88	-	18,298	18,298	-
Other funds	10.23	-	63	8,530	10,645
			218,133	340,212	156,045

(i) Refers to 294,009 quotas on December 31, 2007, in a financial investment fund managed by Banco Safra S.A., recorded at market value. At the end of the year the fund was invested 8% in bank certificates of deposit - BCDs, 6% in debentures, 27% in repurchase agreements and 59% in government securities.

(ii) Refers to 659,700 quotas on December 31, 2007, in a financial investment fund managed by Banco Safra S.A., recorded at market value. At the end of the year the fund was invested 62% in BCDs, 13% in debentures, 4% in repurchase agreements and 21% in federal government securities.

(In thousands of *reals*, unless otherwise indicated)

(iii) Refers to 3,396,117 quotas on December 31, 2007, in a financial investment fund managed by Crédit Agricole Brasil S.A. DTVM, recorded at market value. At the end of the year the fund was invested 16% in BCDs, 8% in debentures and 76% in federal government securities (National Treasury Letters (*Letras do Tesouro Nacional*), or LTNs, and Treasury Financial Letters (*Letras Financeiras do Tesouro*), or LFTs).

(iv) Refers to 153,191,275 quotas on December 31, 2007, in a financial investment fund managed by Credit Suisse Hedging Griffo S.A., recorded at market value. At the end of the year the fund was invested in fixed income. The annual income rate shown above refers to the income between October 24 (date quotas were acquired) and December 31, 2007.

(v) Refers to 25,389,050 quotas on December 31, 2006, in a financial investment fund, composed of quotas of various other funds pegged to multi-markets and shares, managed by Crédit Agricole Brasil S.A. DTVM, recorded at market value. At the end of the period the fund was invested 77% in fixed income, substantially in BCDs, Future Interbank Deposit, and National Treasury Notes (*Nota do Tesouro Nacional*), or NTN-B, and 23% in invariable income, composed of dollar, euro, options and shares.

(vi) Refers to 6,662 quotas on December 31, 2006, in a fund investing in shares of other companies, managed by Crédit Agricole Brasil S.A. DTVM, recorded at market value. At the end of the period the fund was invested 28% in the companies Bradespar S.A., Banco Bradesco S.A., Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas and Petróleo Brasileiro S.A. - Petrobras. The remaining quotas are spread among approximately 30 publicly traded companies, in none of which does the percentage exceed 6% individually.

(vii) Refers to 809,142 quotas on December 31, 2007, (823,213 quotas on December 31, 2006) in a financial investment fund, recorded at market value. At the end of the year/period, the fund was invested substantially in government securities (LTN), managed by Banco Credit Suisse Brasil S.A.

(viii) Refers to 121,246 debentures on December 31, 2007, from Bradesco Leasing S.A.

(In thousands of *reals*, unless otherwise indicated)

6. SECURITIES

	Rate of income during the year - %	Consolidated 2007	Consolidated 2006
Austrian "Bonds" (*)	91.20 of the Interbank Certificate of Deposit (*Certificado de Depósito Interbancário*), or CDI	-	77,298
Shares of other companies:			
Company Vale do Rio Doce S.A.		-	1,349
Banco Unibanco S.A.		-	492
Petróleo Brasileiro S.A. - Petrobras		-	721
Siderúrgica Nacional S.A.		-	480
Other shares		268	1,561
		268	81,901

(*) Refers to Austrian government securities, updated at the rate of 91.20% of the Interbank Certificate of Deposit (*Certificado de Depósito Interbancário*), or CDI rate on December 31, 2006. On January 13, 2006, Marisa Lojas acquired Austrian government securities, called "Austrian Bonds," whose maturity and redemption occurred on July 11, 2007. The securities are issued by public corporations, all of which belong to the government of the Republic of Austria, with the objective of raising funds for their projects. Specifically in this transaction that Marisa Lojas carried out, securities issued by an Austrian Federal Highway called OeBB Infrastruktur Bau AG were acquired.

(In thousands of *reals*, unless otherwise indicated)

7. ACCOUNTS RECEIVABLE FROM CUSTOMERS

	Consolidated	
	2007	2006
Accounts receivable from customers - Marisa Credit Card:		
To mature:		
From 211 to 240 days	24,861	13,450
From 181 to 210 days	21,339	27,740
From 151 to 180 days	26,397	30,908
From 121 to 150 days	40,848	40,317
From 91 to 120 days	55,593	46,986
From 61 to 90 days	73,582	61,784
From 31 to 60 days	67,674	46,056
Up to 30 days	86,378	16,912
	396,672	284,153
Past due:		
Up to 30 days	26,146	72,104
From 31 to 60 days	12,320	9,294
From 61 to 90 days	14,904	8,068
From 91 to 120 days	22,993	8,890
From 121 to 150 days	13,141	7,961
From 151 to 180 days	11,562	8,697
	101,066	115,014
Credit card administrators - third parties	47,281	29,667
Other accounts receivable	2,827	1,997
Provision for doubtful accounts	(38,799)	(34,950)
Adjustment to present value	(4,760)	(7,574)
	504,287	388,307

(In thousands of *reals*, unless otherwise indicated)

8. INVENTORY

	Consolidated	
	2007	2006
Goods for resale	139,901	100,890
Inventory of consumable and packing material	7,121	555
Adjustment to present value	(1,327)	(1,252)
Provisions for losses with inventory	(5,134)	(7,378)
	140,561	92,815

9. TAX CREDITS

	Consolidated	
	2007	2006
Income tax credits	5,357	4,904
Income tax on financial investments	7,218	4,096
Income withholding tax - IRRF	787	329
Social Security Financing Tax - COFINS	419	146
Social Integration Program Tax - PIS	84	26
Tax on the Circulation of Merchandise and Services - ICMS credits	11,595	6,171
Social Contribution Tax - CSLL	1,559	386
Others	87	41
Current assets	27,106	16,099
ICMS credits	9,552	1,940
COFINS	1,214	1,488
PIS	290	353
Non-current assets (*)	11,056	3,781

(*) The balances shown in noncurrent assets in the consolidated statement are recorded under the heading "Other credits."

(In thousands of *reals*, unless otherwise indicated)

10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income and social contribution taxes

	Consolidated			
	2007		2006	
	IRPJ	CSLL	IRPJ	CSLL
Noncurrent:				
Tax contingencies	72,256	72,256	67,085	67,085
Employment contingencies	9,518	9,518	10,881	10,881
Civil contingencies	14,584	14,584	6,226	6,226
Provision for doubtful accounts	38,753	38, 753	-	-
Provision for loss in inventory	5,134	5,134	7,378	7,378
Provision for swap losses	41,184	41,184	8,076	8,076
Others	7,704	7,704	9,190	9,190
Negative CSLL basis	-	59,692	-	35,094
		-		-
Tax loss	47,369		20,603	
	236,50	248,82	129,43	143,93
	2	5	9	0
Rate	25%	9%	25%	9%
	59,125	22,395	32,360	12,954
Current assets	5,921	6,528	4,860	1,750
Noncurrent assets	53,204	15,867	27,500	11,204

Based on the future taxable income projections of the subsidiaries, approved by the management bodies, the recovery estimate of the consolidated asset balance of deferred income and social contribution taxes over temporary differences, tax losses and negative CSLL basis are set forth below:

(In thousands of *reals*, unless otherwise indicated)

	Consolidated	
Year	2007	2006
2008	-	11,623
2009	17,831	9,027
2010	17,471	9,027
2011	17,820	9,027
2012	15,949	-
	69,071	38,704

The recorded asset is limited to the amounts whose offsetting is supported by taxable profit projections, discounted to their present value, made by the subsidiaries Marisa Lojas and Credi-21 for the next five years, also taking into consideration that the offsetting of tax losses and negative CSLL basis is limited to 30% of the annual profit before income tax, determined under Brazilian tax law.

The deferred asset income tax balance on December 31, 2007, and 2006, includes the total effect of the tax losses of the subsidiaries Marisa Lojas and Credi-21, which will not expire, and that can be offset with future taxable profits. The amount of R$8,048 (R$14,730 in 2006) of deferred asset was not recorded in the amount of tax losses and negative CSLL basis, totaling R$23,671 (R$21,512 in 2006) of the controlling company Marisa S.A., because there was not support in future taxable profit projections for its realization. In 2006 the management of the Company did not record the deferred asset in reference to the tax losses and the negative CSLL basis and temporary differences of the subsidiary Credi-21 because there was not, during that period, support in the future taxable income projections for their realization.

It is estimated that the balance in reference to the deferred taxes resulting from the temporary differences on December 31, 2007, will be realized by 2012; however, it is not possible to estimate with reasonable precision the years in which these temporary differences will be realized since a large part of them are subject to court decisions over which the Company has no control, and neither can it foresee when there will be a final appellate decision.

(In thousands of *reals*, unless otherwise indicated)

The projections of future taxable income include various estimates regarding the performance of the Brazilian and international economy, the selection of foreign exchange rates, sales volume, sales prices and tax rates, among other things, that could be different than the actual amounts.

Since the results of the corporate income tax and CSLL results not only from taxable profit, but also from the tax and corporate structure of the subsidiaries of the Company, from the existence of nontaxable revenue, nondeductible expenses, tax exemptions and incentives and various other variables, there is no material correlation between the net profit of the subsidiaries of the Company and the results of the corporate income tax and CSLL. Therefore, the evolution of the use of the tax losses should not be considered an indicator of the future profits of the subsidiaries of the Company.

b) Conciliation of actual income and social contribution tax expenses:

	2007	
	Controlling Company	Consolidated
Profit before income and social contribution taxes	47,693	27,547
Rate in effect	34%	34%
Expectation of credit (expense) from income tax and CSLL, in accordance with the rate in effect	(16,216)	(9,366)
i) Effect of the income tax and CSLL on permanent differences:		
Fine on infraction notices	-	(110)
Equity adjustment	25,057	28,963
Loss from investment in subsidiaries, net	(793)	(1,052)
Interest - Austrian bonds	-	1,106
Other permanent additions	-	2,102
Profit, except financial results, of the subsidiaries that are taxed on the presumed profit method:		
Reversion of the effect of the taxation - actual profit	-	(21,295)
Taxation under the presumed profit method, using gross revenue from sales as the calculation basis	-	(3,512)

ii) Effect of the income tax and CSLL on temporary differences and tax losses from the year, for which the deferred taxes were recorded in virtue of their being, during the year, firm evidence regarding their realization:		
Temporary differences	-	16,240
Tax losses and negative CSLL basis	-	13,761
iii)Effect of the income tax and CSLL on temporary differences and tax losses from the year, for which the deferred taxes were not recorded in virtue of their not being, during the year, firm evidence regarding their realization:		
Temporary differences	-	1,818
Tax losses and negative CSLL basis	(8,048)	(8,048)
Credit recorded	-	20,607
Income and social contribution taxes – current	-	(15,599)
Income and social contribution taxes – deferred	-	36,206

Under the tax legislation in effect, the accounting and tax records for the income and social contribution tax from the last five years remain subject to a tax audit. Other taxes and social contribution taxes remain subject to audit and approval by the agencies with jurisdiction for variable periods.

(In thousands of *reals*, unless otherwise indicated)

11. RELATED PARTIES

The balances and related party transactions are set forth below:

	Consolidated	
	2007	2006
Noncurrent assets:		
Related parties:		
Begoldi Comércio, Participação e Administração S.A. (a)	1,916	9,174
Other related parties	37	59
	1,953	9,233
Current liability:		
Related party-		
Begoldi Comércio, Participação e Administração S.A. (b)	-	94,005
Rent payable (c):		
Nix Administração e Participação Ltda. - ("Nix")	2,306	873
Mareasa Participações Ltda.	823	444
Novay Participações Ltda.	2,867	1,758
Actio Participações Ltda.	882	-
Others	-	17
	6,878	97,097
Dividends (d):		
Begoldi Comércio, Participação e Administração S.A.	1,337	25,468
Flin Participações Ltda.	346	-
Minority	675	-
Individuals	103	403
	2,461	25,871
Results -		
Group real estate rent (e)	28,399	14,370

(a) Refers to transactions conceded or received by Begoldi to or from the former subsidiaries for the payment of taxes and general administrative expenses, on which

(In thousands of *reals*, unless otherwise indicated)

there is no interest. The balances are recorded in noncurrent assets because they do not have a specific maturity date.

(b) On December 31, 2006, the amount owed to the controlling company Begoldi is increased by the amounts of the shareholders' equity of the SPEs, which were consolidated in the Company, as shown in explanatory notes no. 1 and no. 4, with the amounts of the assets and liabilities of these entities being shown as follows:

	2006							
Company	Athol	Lógica	Racional	Ativa	Fax	Transfer	Actio	Total
Cash and equivalents	382	305	375	4,246	312	138	24	5,782
Securities	8,052	6,875	8,200	1,099	8	-	10,347	34,581
Accounts receivable from customers	6,970	6,221	7,048	6,709	6,874	39	-	33,861
Other credits	1,097	990	628	1,210	95	50	2,920	6,990
Long term asset	12	-	-	-	-	-	7,968	7,980
Investment	-	-	-	-	-	-	13,115	13,115
Fixed	78	-	-	-	-	-	16,357	16,435
Total assets	16,591	14,391	16,251	13,264	7,289	227	50,731	118,744
Suppliers	3,254	1,580	3,756	7,256	2,472	15	-	18,333
Taxes payable	1,085	1,133	1,247	426	371	10	842	5,114
Other obligations	3	2	3	4	4	-	21	37
Long-term liabilities	-	-	-	-	-	-	1,255	1,255
Total liabilities	4,342	2,715	5,006	7,686	2,847	25	2,118	24,739
Shareholders' equity	12,249	11,676	11,245	5,578	4,442	202	48,613	94,005

(c) Refers to the amount of rent owed by related companies, as shown in explanatory note no. 24.f).

(d) As shown in explanatory note no. 19.e), on December 31, 2007, dividends in the amount of R$2,461 were proposed, of which R$675 were for minorities. On

(In thousands of *reals*, unless otherwise indicated)

December 31, 2006, and they represented dividends owed by Marisa Lojas, Athol and Due Mille.

(e) Refers to rent expenses paid to companies related to the Company and to its subsidiaries (explanatory note 24.f)):

	2007	2006
Nix Administração e Participações Ltda.	9,226	4,184
Mareasa Participações Ltda.	3,082	2,293
Novay Participações Ltda.	10,684	7,893
Actio Participações Ltda.	5,407	-
	28,399	14,370

THE AMOUNTS PAID TO COMPANIES RELATED TO THE COMPANY AND TO ITS AFFILIATES ARE IN ACCORDANCE WITH MARKET VALUE.

12. INVESTMENTS

The investments are represented by:

Controlling Company in 2007						
	Quota amount	Share - %	Shareholders' Equity	Net Profit	Equity Adjustment Result	Total investment
Marisa Lojas	1,126,105	99.99	205,471	37,988	37,987	205,468
Due Mille	3,222,943	99.91	8,371	6,910	6,904	8,363
Fix	52,620,980	99.99	129,634	28,743	28,805	129,633
					73,696	343,464

11.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARISA S.A. AND SUBSIDIARIES

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007, AND THE PERIOD FROM AUGUST 15 TO DECEMBER 31, 2006
(In thousands of *reals*, unless otherwise indicated)

Controlling Company in 2006	Quota amount	Share - %	Shareholders' Equity	Net Profit	Equity Adjustment Result	Total investment
Marisa Lojas	1,126,105	99.99	34,195	42,634	-	34,195
Due Mille	3,222,943	99.98	5,961	6,899	-	5,960
Fix	50,300,987	95.59	1,181	15,521	-	1,130
					-	41,285

Consolidated in 2006	Quota amount	Share - %	Shareholders' Equity	Net Profit	Equity Adjustment Result	Total investment
Nix (*)	17,739,995	21.17	61,962	11,866	-	13,115

(*) Indirect ownership interests through Actio Participações Ltda. (SPE) on December 31, 2006. The main purpose of the company is the rental of assets to affiliated companies and third parties.

The changes recorded in the investment accounts during the year/period ended December 31, 2007 and 2006, were as follows:

	Controlling Company		Consolidated	
	2007	2006	2007	2006
Balance at the beginning of the year/period	41,285	-	13,117	-
Additions (write-offs)	235,316	41,285	(13,115)	13,117
Share in the result of the subsidiaries	73,696	-	-	-
Dividends received	(4,500)	-	-	-
Investment losses	(2,333)	-	-	-
Balance at the end of the year/period	343,464	41,285	2	13,117

(In thousands of *reals*, unless otherwise indicated)

13. FIXED AND INTANGIBLE

	Average annual rate of depreciation and amortization - %	Consolidated 2007 Cost	Depreciation and amortization	Net
Fixed:				
Facilities	10	37,039	(16,830)	20,209
Improvements to third-party real estate	20	238,128	(77,803)	160,325
Information-technology equipment	20	16,805	(9,749)	7,056
Furniture and tools	10	28,123	(7,083)	21,040
Vehicles	20	88	(88)	-
Construction work in progress	-	12,986	-	12,986
Other fixed	10	632	(53)	579
		333,801	(111,606)	222,195
Intangible:				
Software (a)	20	10,858	(4,556)	6,302
Goodwill (b)	-	18,457	-	18,457
		29,315	(4,556)	24,759

11.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARISA S.A. AND SUBSIDIARIES

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007, AND THE PERIOD FROM AUGUST 15 TO DECEMBER 31, 2006
(In thousands of *reals*, unless otherwise indicated)

	Average annual rate of depreciation and amortization - %	Consolidated		
		2006		
		Cost	Depreciation and amortization	Net
Fixed:				
Land	-	8,154	-	8,154
Buildings	4	13,757	(5,554)	8,203
Facilities	10	31,721	(14,409)	17,312
Improvements to third-party real estate	20	92,320	(46,940)	45,380
Information technology equipment	20	15,271	(8,552)	6,719
Furniture and tools	10	23,020	(4,607)	18,413
Vehicles	20	543	(450)	93
Construction work in progress	-	50,815	-	50,815
Other fixed	10	582	(277)	305
		236,183	(80,789)	155,394
Intangible:				
Software (a)	20	8,445	(3,152)	5,293
Goodwill (b)	-	16,045	-	16,045
		24,490	(3,152)	21,338

(a) The amounts in regard to software on December 31, 2006, presented for comparison purposes, were reclassified as intangible in 2007.

(b) Represented by goodwill acquired by the subsidiary Marisa Lojas and based on the existence of a commercial space where the stores Marisa and Marisa Família are located, is an intangible asset, sellable, that does not suffer loss because of the passage of time. However, the subsidiary Marisa Lojas performs an annual test for the reduction of the asset to its recoverable value ("impairment").

(In thousands of *reals*, unless otherwise indicated)

The changes recorded in the headings "Fixed" and "Intangible" during the year ended December 31, 2007, were as follows:

	Consolidated 2007
Balance at the beginning of the year	176,732
Additions	139,569
Write-offs	(13,687)
Depreciation/Amortization	(39,225)
Write-offs of fixed assets of the companies spun off	(16,435)
Balance at the end of the year	246,954

14. LOANS AND FINANCING

On December 31, 2007 and 2006, the subsidiaries of the Company had the following loans in *reals*:

(In thousands of *reals*, unless otherwise indicated)

	2007	2006	Charges	Maturity
Current liabilities:				
Banco Alfa - working capital	-	5,116	-	-
Banco Bradesco - working capital	4,130	4,024	Interest of 108.5% of the CDI (a)	January 2008
Banco Bradesco - BNDES	2,307	2,230	Interest of 6.5% p.a. + TJLP (b)	April 2009
Banco Safra - "compror"	5,686	8,600	Interest of 102% of the CDI (a)	January 2008
Banco Safra - working capital	21,595	20,074	Interest of 1.80% p.a. to 2.00% p.a. + CDI (a)	January 2008
Banco Safra - working capital	-	9,164	-	-
Banco Safra – Resolutions no. 2,770	116,280	50,631	Interest of 0.60% p.a. to 1.00% p.a. + CDI (a)	January 2008
Banco Safra - FINAME	767	554	Interest of 4.5% p.a. to 9.3% p.a. + TJLP (b)	From March 2008 to April 2010
Banco Santander - Resolutions no. 2,770 and no. 3.221 (*)	16,065	34,728	Interest of 118% of the CDI (a)	February 2008
Banco Santander - Resolutions no. 2,770 and no. 3.221 (*)	-	5,331	-	-
Unibanco - "compror"	14,962	7,791	Interest of 1.45% p.a. + CDI (a)	March 2008
Unibanco - Resolution no. 2,770 (*)	12,324	11,941	Interest of 2.85% p.a. + CDI (a)	April 2008
Unibanco – BNDES	453	2,287	Interest of 4.5% p.a. 5.5% p.a. + TJLP (b)	From August 2008 to February 2009
Banco Itaú - Resolutions no. 2,770 and no. 3.221 (*)	24,818	10,255	Interest of 2.68% p.a. to 2.80% p.a. + CDI (a)	March 2008
Banco Itaú - Resolução no. 3.221	9,875	10,864	Interest of 2.50% p.a. to 2.80% p.a. + CDI (a)	March 2008
Banco Credit Suisse (*)	-	73,065	-	-
Banco Credit Suisse (*)	1,479	1,629	Interest of 106% of the CDI (a)	January 2008
Banco Credit Suisse	26,152	26,846	Interest of 108% of the CDI (a)	From January 2008 to February 2009
Financing - BNDES	23,363	10,932	Interest of 2.8% p.a. + TJLP (b)	From April 2011 to April 2012
Banco UBS Pactual	61,323	-	Interest of 2.0% p.a. + CDI (a)	February 2009
Banco Citibank - Resolution no. 2,770 (*)	-	45,494	-	-
	341,579	341,556		
Noncurrent Liabilities:				
Financing - BNDES	80,096	63,703	Interest of 2.8% p.a. + TJLP (b)	From April 2011 to April 2012
Banco Credit Suisse (*)	78,100	78,100	Interest of 106% of the CDI (a)	July 2011
Banco Credit Suisse (*)	2,335	28,649	Interest of 108% of the CDI (a)	February 2009
Banco Safra - FINAME	424	1,499	Interest of 4.5% p.a. to 9.3% p.a. + TJLP (b)	From March 2008 to April 2010
Banco Bradesco - BNDES	673	2,973	Interest of 6.5% p.a. + TJLP (b)	April 2009
Unibanco - BNDES	30	556	Interest of 4.5% p.a. 5.5% p.a. + TJLP (b)	From August 2008 to February 2009
Banco UBS Pactual	20,000	-	Interest of 2.0% p.a. + CDI (a)	February 2009
Banco Santander - financial instrument	-	973	-	-
	181,658	176,453		

(In thousands of *reals*, unless otherwise indicated)

(a) Interbank Certificate of Deposit (*Certificado de Depósito Interbancário*), or CDI.
(b) Long-Term Interest Rate (*Taxa de Juros de Longo Prazo*), or TJLP.
(c) Broad Consumer Price Index (*Índice Nacional de Preços ao Consumidor Amplo*), or IPCA.

Index	Annual rate	
	2007	2006
Long-Term Interest Rate (*Taxa de Juros de Longo Prazo*), or TJLP	6.25	6.85
Interbank Certificate of Deposit (*Certificado de Depósito Interbancário*), or CDI	11.77	14.63
Broad Consumer Price Index (*Índice Nacional de Preços ao Consumidor Amplo*), or IPCA	-	3.14

(*)On the same dates these funds were raised the subsidiaries Marisa Lojas and Cred-21 entered into swap transactions as a way to hedge against exposure to market, currency and interest-rate risks. On December 31, 2007, the balance of the swaps was recorded under the respective headings "Loans and financing," in current liabilities, with a counterpart under the heading "Financial expenses," was R$10,248 (R$17,950 on 2006).

The portions of the non-current liabilities from loans and financing, on December 31, 2007 and 2006, mature as follows:

Year	Consolidated	
	2007	2006
2008	-	46,200
2009	52,384	23,816
2010	28,932	18,631
2011	96,533	87,806
2012	3,809	-
	181,658	176,453

Restrictive covenants

On December 31, 2007, the subsidiary Marisa Lojas had loans and financing with restrictive covenants, as stated in the loan and financing agreement with the banks. Except for the minimum limit of shareholders' equity, the restrictive covenants were being complied with on December 31, 2007. The restrictive covenants relative to

(In thousands of *reals*, unless otherwise indicated)

financial indicators required by the loans and financing with Banco Credit Suisse S.A. are as follows:

- Banco Credit Suisse S.A.

  The ratio between net debt and shareholders' equity cannot be greater than 120%.

  Shareholders' equity must not be less than R$250,000 (not in compliance).

  The payment of dividends and interest on shareholders' equity cannot be greater than 40% of the net profit obtained (not in compliance in 2006).

  Audited or reviewed financial statements must be presented annually or quarterly.

  For the covenant with which it is not in compliance, the subsidiary obtained a waiver from its creditors, valid until February 28, 2008, exempting the Company from any acceleration of the amounts owed on December 31, 2007.

  Loan and financing guarantees

The loan and financing guarantees were given by the following related parties:

Company	Financial institution	Type of guarantee	2007	2006
Nix Administração e Participação Ltda.	Banco Credit Suisse	Promissory note	-	221,037
Bancos Bradesco e Safra	Financiamento BNDES	Bank letter of guarantee	105,447	115,000
Begoldi Comércio, Participação e Administração S.A.	Banco Citibank - Resolution no. 2,770	Promissory note	-	45,494
Nix Administração e Participação Ltda.	Banco Santander	Promissory note	16,267	40,059
Marisa Lojas Varejistas Ltda.	Banco Safra	Promissory note	137,186	35,328
Begoldi Comércio, Participação e Administração S.A.	Banco Itaú - Resolution no. 2,770 and no. 3,221	Promissory note	34,440	21,119
Begoldi Comércio, Participação e Administração S.A.	Banco Bradesco	Real property (a)	7,159	11,750
Begoldi Comércio, Participação e Administração S.A.	Unibanco	Real property (a) + lien	2,722	7,888
Nix Administração e Participação Ltda.	Banco Alfa	Promissory note	-	2,500

(In thousands of *reals*, unless otherwise indicated)

Marisa Lojas Varejistas Ltda.	Banco Safra - FINAME	Promissory note	1,479	1,385
Marisa Lojas Varejistas Ltda.	Banco Credit Suisse	Fiduciary assignment of credit rights under the covenants (b)	6,078	6,078
			310,778	507,638

(a) On December 31, 2007, the real properties given in guarantee were recorded at net book value of R$4,031 (R$4,746 in 2006).

(b) Private instrument of fiduciary assignment of credit rights and other the covenants, through which Marisa Lojas assigned in trust in favor of Banco Credit Suisse S.A. 75% of all of its credit rights resulting from invoices made in its stores resulting from sales made with two credit card operators, Redecard S.A. and Sociedade Brasileira de Meios de Pagamento, which assignment should continue until the end of the obligations contracted for in the loan. Marisa Lojas must keep in a reserve account of the revenue given in guarantee in the minimum amount of at least three times the amount necessary to pay one installment of the debt to Banco Credit Suisse S.A.

15. TAXES PAYABLE

	Controlling Company	Consolidated	
	2007	2007	2006
ICMS	-	35,361	32,386
IRPJ	-	21,155	14,616
CSLL	-	6,156	3,602
COFINS	-	12,367	14,638
PIS	-	2,483	3,177
Others	153	2,405	4,406
	153	79,927	72,825

(In thousands of *reals*, unless otherwise indicated)

16. COMMERCIAL LEASING

The subsidiaries Marisa Lojas and Credi-21 have commitments arising from commercial lease agreements for equipment and vehicles, with terms that vary between 24 and 36 months, at an average annual rate of CDI plus 1.75% a year, with them being required to acquire the assets at the end of the contract for a symbolic residual amount. The future commitment with these leases, which are treated as an expense as the payments are made, was R$9,096 on December 31, 2007 (R$9,660 in 2006).

The payments related to the leases that will be made for December 31, 2007 and 2006, are set forth below:

	Consolidated	
Year	2007	2006
2007	-	4,712
2008	5,507	3,517
2009	3,056	1,431
2010	533	-
	9,096	9,660

If these transactions had been recorded as the acquisition of fixed assets for payment on credit, on December 31, 2007, and 2006, the balance of the heading "Fixed" would be increased by R$11,316 (R$10,809 in 2006), liabilities would be increased by R$9,096 (R$9,660 in 2006) and shareholders' equity on that date would be increased by R$2,220 (R$1,149 in 2006). As mentioned in explanatory note no. 29, the procedure currently adopted by the subsidiaries, by force of Law no. 11,638/07, will be changed from January 1, 2008.

17. PROVISION FOR CONTINGENCIES

The Company's subsidiaries are parties to tax, employment and civil lawsuits and to administrative proceedings, the majority of which are civil. Management believes, supported by the opinion and estimates of its lawyers and legal consultants, that the

(In thousands of *reals*, unless otherwise indicated)

provision for contingencies is sufficient to cover probable losses. The balances of the provisions for contingencies are set forth below:

	Consolidated				
	2006	Additions	Write-offs	Updates	2007
Tax:					
COFINS (a)	39,113	-	-	2,355	41,468
COFINS (b)	5,804	-	-	360	6,164
Income Tax - Law no. 8,200/91 (c)	7,482	-	-	-	7,482
Employee's Time in Service Guarantee Fund (*Fundo de Garantia do Tempo de Serviço*), or FGTS (d)	3,789	322	-	293	4,404
Perliminary injunction Christmas bonus (e)	3,659	-	-	-	3,659
State Fund to Combat Poverty (*Fundo Estadual do Combate à Pobreza*), or FECP - State of Rio de Janeiro (f)	2,078	2,048	(445)	-	3,681
Actual Profit Calculation Book (*Livro de Apuração do Lucro Real*), or LALUR	1,671	-	-	-	1,671
CSLL (g)	2,048	-	(1,114)	239	1,173
Other tax contingencies	6,058	101	(2,508)	74	3,725
	71,702	2,471	(4,067)	3,321	73,427
Employment (h)	14,053	2,079	(3,337)	-	12,795
Civil (i)	6,226	13,511	(5,153)	-	14,584
Total contingencies	91,981	18,061	(12,557)	3,321	100,806
Deposits into court	(15,350)	(4,686)	35	-	(20,001)
	76,631	13,375	(12,522)	3,321	80,805

(a) Law no. 9,718 of November 27, 1998, increased the COFINS rate from 2% to 3% and allowed that this 1% differential be offset, during 1999, with the social contribution tax to be paid in the same year. The subsidiary Marisa Lojas, however, filed for a writ of mandamus in 1999 and obtained a preliminary injunction suspending the collection of the tax (1% difference in the rate).

(b) Marisa Lojas filed for a writ of mandamus in 1999 and obtained a preliminary injunction suspending the increase of the calculation basis, challenging articles 3 and 8, respectively, of that law, and authorizing the payment of the COFINS tax on the basis of Supplementary Law no. 70/91.

With reference to items (a) and (b), on December 31, 2007 and 2006, the cases were ready for judgment at the Federal Regional Court for the Third Region. Decided cases regarding the matter before the Federal Supreme Court, in light of the wording

(In thousands of *reals*, unless otherwise indicated)

of article 195 of the Federal Constitution, before Constitutional Amendment no. 20/98, was settled in holding that the expressions gross revenue and invoicing were synonyms, uniting the sale of goods, services or goods and services. Therefore, article 3(1) of Law no. 9,718/98 is unconstitutional, inasmuch as it broadened the concept of gross revenue to involve all of the revenue received by corporate entities, independent of the activity they conduct and of the accounting classification adopted. On the basis of the opinion of the legal advisers of the Business, the possibility of a loss with this lawsuit is considered probable.

(c) The respective lawsuit seeks a declaration that there is no legal tax relationship in regard to the requirement to apply in the financial statements for 1991, base year 1990, of the subsidiary Marisa Lojas, the tax National Treasury Bond (Bônus do Tesouro Nacional), or BTN, updated according to the index for the adjustment of tax amounts, applying the tax BNT corrected by the Consumer Price Index (*Índice de Preços ao Consumidor*), or IPC, to the amounts coming due of the income tax and CSLL and on the Tax on Net Profit (*Imposto sobre o Lucro Líquido*) or ILL. The initial case was given the number 91.0653835-5 and divided into various lawsuits. The cases are currently awaiting a decision on the motion to clarify brought by the plaintiffs in the Federal Regional Court for the Third Region, seeking a change to the appellate decision that partially granted the appeal by the Brazilian government and partially amended the judgment that had been entered.

(d) The subsidiary Marisa Lojas filed a lawsuit against the Brazilian government that was assigned to a judge on September 26, 2001, with case number 2001.61.00.024399-6, requesting that the application of Supplementary Law no. 110/01 be held unconstitutional because it does not respect the principle of a law not being retroactive that is provided for in article 150(III)(b) of the Brazilian Constitution. An extraordinary appeal was filed with the objective of amending the decision, which partially granted the appeal. This appeal was filed as no. 490790-9 and is currently before the Federal Supreme Court. Marisa Lojas made deposits with the court to December 2007, in accordance with the amounts of its monthly payroll. The declaratory action is currently waiting for a decision on special appeal before the Federal Supreme Court. There is a partially favorable decision guaranteeing that the tax is not incident in the first three months. In regard to other cases the courts have decided regarding this matter, Direct Action for Unconstitutionality no. 2,568, which is being heard by the Federal Supreme Court, stands out. In that case, which is being

(In thousands of *reals*, unless otherwise indicated)

considered preliminarily, the court found that Supplementary Law no. 101/01 was constitutional, except in relation to the main part of article 14, which refers to the 90 days previous. The decisions at trial and on appeal are homogenous; there is therefore a probability that there will be a reversal of this position, which to the present date has been unfavorable for the taxpayer.

(e) Lawsuit that seeks a declaration that there is no legal relationship that obliges the subsidiary Marisa Lojas to pay the amounts relative to the Social Security taxes incident on the payment of the Christmas bonus, and also requests authorization to offset the amounts that are held to have been unnecessarily paid. Marisa Lojas has made various deposits into court and is currently paying the Christmas bonus normally, however the period of deposit is still being contested. On December 31, 2007, the Business was waiting for a decision at the trial court level. Decided cases, including those decided by the Federal Supreme Court, are unfavorable. Although there has not yet been a decision at the trial court level, the chance of a loss in light of the unfavorable decisions in other cases is probable.

(f) A lawsuit against the government of the state of Rio de Janeiro, seeking a declaration of the unconstitutionality of the State Fund to Combat Poverty – Law no. 4,056/02. There was a decision for the defendant at the trial court level and an appeal was filed with the Judicial Tribunal of Rio de Janeiro, which also decided in favor of the defendant. Afterward an extraordinary appeal was filed, the decision of which is still being awaited, and a special appeal was filed, which has already been definitively decided in favor of the defendant. The subsidiary Lojas Marisa has begun to make the payments, but it continues to challenge the constitutionality of the amounts deposited with the court.

(g) The lawsuit, which was assigned case no. 2004.61.00.019379-9, is in regard to the amount of the calculation basis for the CSLL tax, when calculated on the basis of presumed profit. The challenge is due to paragraph 62, which concerns the amounts calculated from the difference of the calculation basis, increasing from 12% to 32%. The subsidiaries TCM and Primos make monthly deposits of the amounts. The lawsuits are being heard before the 17th Federal Court and there is no settled understanding regarding the matter. In light of this, the chance of loss is probable due to the theory of the case.

(In thousands of *reals*, unless otherwise indicated)

(h) The Company's subsidiaries, on December 31, 2007, were party to 582 (535 in 2006) employment claims brought by former employees and third parties, whose claims are for the payment of severance pay, additional amounts to salary, overtime and amounts owed because of subsidiary liability.

(i) The Company's subsidiaries, on December 31, 2007, were party to 1,551 (1,412 in 2006) lawsuits and civil proceedings, within the civil courts, the special civil courts and the Foundation for Consumer Protection and Defense (*Fundação de Proteção e Defesa do Consumidor*), or PROCON, brought by consumers, suppliers and former employees, the majority of which are for monetary damages.

On December 31, 2007, the Company and its subsidiaries were also party to other proceedings that legal advisers believe are possible losses, in the approximate amount of R$24,108 (R$4,092 in 2006), for which the Company's management, supported by the opinion of its legal advisers, believes it is not necessary to constitute a provision for possible loss.

18. TAX INSTALLMENTS

On May 30, 2003, Law no. 10,684 was promulgated, which deals, among other things, with Special Installment (*Parcelamento Especial*), or PAES, for the purpose of allowing the payment of debts to the Federal Revenue Department, the Office of the Attorney General of the National Treasury and the National Social Security Institute (*Instituto Nacional do Seguro Social*), or INSS, in installments. The subsidiary Marisa Lojas chose to include in the installment plan some debts it had challenged in court. During 2007 it amortized R$490 (R$465 in 2006), presenting an outstanding balance of R$2,750 (R$1,680 - principal, R$202 - fine and R$868 - interest) at the end of the year (R$3,098 and 2006), with the amount of R$500 (R$475 in 2006) recorded in current liabilities and the amount of R$2,250 (R$2,623 and 2006) recorded in non-current liabilities, to be paid in monthly installments subject or interest at the TJLP rate, and with maturity in 2013.

In addition, on September 1, 2006, the subsidiary Marisa Lojas put the amount for an infraction notice for income tax into an installment plan. The amount was owed for an alleged improper offsetting of tax losses from the base periods 1997 through 1999, as

(In thousands of *reals*, unless otherwise indicated)

well as the constitution of a tax amount due for an alleged absence of an addition to the net profit from the periods previously mentioned in the determination of actual profit, of profit earned abroad, by a subsidiary, and made available in Brazil. This installment plan will be paid over 59 months. During 2007, the amount of R$2,541 (R$599 in 2006) was amortized, presenting an outstanding balance of R$9,961 (R$2,603 - principal, R$1,953 - fine and R$5,405 - interest) at the end of the year (R$11,503 in 2006), with the amount of R$2,656 (R$2,320 in 2006) recorded in current liabilities and the amount of R$7,305 (R$9,183 in 2006) in noncurrent liabilities, to be paid in monthly installments bearing interest at the TJLP rate, with maturity in 2011.

The regular payment of taxes, contribution taxes and other obligations is an essential condition to remain within the installment plans mentioned.

The portions in noncurrent liabilities of the installment plans, on December 31, 2007 in 2006, come due as set forth below:

	Consolidated	
Year	2007	2006
2008	-	2,979
2009	3,156	2,979
2010	3,156	2,979
2011	2,493	2,146
2012	500	475
2013	250	248
	9,555	11,806

If Marisa Lojas could have adopted the criteria of recognizing its financial liabilities at market value, it would have recognized an additional gain, before income and social contribution taxes, of R$1,256 on December 31, 2007, (R$1,984 in 2006), as set forth in the table below:

(In thousands of *reals*, unless otherwise indicated)

	Consolidated		
Financial liability	Book Value	Market Value	Gain
Installment payment of taxes	12,711	11,455	1,256

19. SHAREHOLDERS' EQUITY

a) Share capital

On December 31, 2007, the Company's share capital, in the amount of R$550,634 (R$41,315 in 2006), was represented by 184,503,230 common shares (41,314,417 in 2006), with no par value and with a right to vote in general meetings distributed as follows:

	2007	Total shares	%
Begoldi Comércio, Participação e Administração S.A. (ii)	299,053	100,204,897	54.31
Flin Participações Ltda.	77,470	25,958,331	14.07
Other shareholders domiciled in Brazil	23,100	7,740,002	4.20
Market (i)	151,011	50,600,000	27.42
	550,634	184,503,230	100.00

(i) Shares in circulation on the market traded on BOVESPA as shown in explanatory note no. 1.

(ii) On December 31, 2006, a Company share capital increase was approved in an extraordinary general meeting in the amount of R$41,285, going from R$30 to R$41,315, because of the assignment and transfer, to the Company, of corporate ownership interests owned by the controlling company Begoldi Comércio, Participação e Administração S.A.

(In thousands of *reals*, unless otherwise indicated)

On March 2, 2007, the Company share capital was increased from R$41,315 to R$44,634, an increase, therefore, of R$3,319, with the issuance of 3,319,993 new, common, nominative shares with no par value, subscribed for and paid in in the following manner: (a) the shareholder Begoldi Comércio, Participação e Administração S.A. subscribed for 1,000,000 shares in the amount of R$1,000 through an advance for a future capital increase; and (b) other shareholders domiciled in Brazil subscribed for 2,319,993 shares in the amount of R$2,319 through the assignment and transferred to the Company of quotas in Fix Participações Ltda.

The composition of the consolidated shareholders' equity with the corresponding shareholders' equity and net profit (loss) of the controlling company, on December 31, 2006, is set forth below:

	Shareholders' equity 2006
Marisa S.A. - controlling company	41,212
Unrealized profit adjustment in inventory, net of taxes (*)	(6,125)
Marisa S.A. - consolidated	35,087

(*) Refers to unrealized profit adjustments in inventory (net of tax effects) of Marisa Lojas resulting from transactions with wholesale businesses from the Group (SPEs) that were eliminated under the heading "Minority interest," since the Company does not have a corporate interest in those SPEs.

b) Authorized share capital

The Company is authorized to increase its share capital up to the limit of 450,000,000 common shares, with no par value.

(In thousands of *reals*, unless otherwise indicated)

Within the authorized limit, the Company may, by decision of the board of directors, increase the share capital without having to amend the bylaws. The board of directors will set the issue conditions including the price and period for paying in.

Within the authorized capital limit, the board of directors may decide to issue warrants.

The Company's board of directors may grant a stock option in accordance with the stock option plans approved in general meeting to the members of its management and to high-ranking employees, as well as to the Company's highly qualified service providers or those of its direct or indirect subsidiaries, with shareholders not having pre-emptive rights on the granting or exercise of the options.

The Company is prohibited from issuing founders' shares.

c) Retained profits reserve

On December 31, 2007, the retained profits reserve was created under the terms of article 196 of law number 6,404/76, with the purpose of investing in future investments, in the amount of R$7,382. The retention relating to the 2007 fiscal year is grounded on the capital budget approved by the Company's board of directors.

Article 199 of law number 6,404/76 states that the balance of profits reserves, except for reserves for contingencies and unrealized profits, cannot exceed the share capital. On reaching this limit, the extraordinary general meeting will decide concerning the allocation of the excess for the paying-in, to increase the share capital, or to distribute dividends.

d) Legal reserves

By December 31, 2007, the Company had created a legal reserve in the amount of R$2,385, as provided in article 193 of the Brazilian Corporations Law.

e) Dividends policy

The bylaws guarantee shareholders an mandatory dividend of 25% of net profits, with the following adjustments: (i) the addition of the amounts resulting from the reversion, during the fiscal year, of reserves for contingencies, previously set up; (ii)

(In thousands of *reals*, unless otherwise indicated)

the subtraction of the amounts allocated, during the fiscal year, for the creation of legal reserves and reserves for contingencies, and (iii) whenever the amounts of the minimum mandatory dividend exceeds the realized portion of the net profits from the fiscal year, the management may propose, and the extraordinary general meeting approve, the allocation of the excess for the creation of reserves for unrealized profits (article 197 of the Brazilian Corporations Law).

On December 31, 2007, the amount of R$2,461 was recorded as a distribution of dividends, divided as follows:

	Controlling Company 2007
Net profits from the fiscal year	47,693
Creation of legal reserves (5%) (i)	(2,385)
Accumulated profits (losses)	(103)
Calculation base for dividends	45,205
Interim dividends (ii)	(35,362)
Total proposed dividends	(2,461)
Percentage of dividends on the calculation based - %	83.67%

(i) As shown in explanatory note no. 19.d).

(ii) In annual general meeting - AGM held on July 26, 2007, the payment of dividends to Company shareholders holding shares on that date, was approved. Dividends in the amount of RS35,362 (R$0.792 per share) were calculated on the basis of accumulated profits in the fiscal year ending December 31, 2007, excluding the amount allocated for the creation of legal reserves, as provided in the Company's bylaws, and equivalent to 94.7% of the recorded net profits from the fiscal year that ended on that date. These dividends were fully distributed to shareholders on December 28, 2007.

f) Stock option plan

(In thousands of *reals*, unless otherwise indicated)

On April 25, 2007, the Company's board of directors established the stock option plan through the Option Contract, indicating the members of the management and the high-ranking employees, as well as the Company's highly qualified service providers or those of its subsidiaries, for the purpose of aligning these persons' interests with the Company's strategies and projected results. The option may be partially or fully exercised during the term established in the respective Option Contract, observing the duration of the plan. The total number of common shares relating to which options may be granted, under the terms of the plan, on October 16, 2007, was 2,678,064 common shares that form the authorized capital, not being able to exceed 2% of the total number of common shares issued by the Company, at any time during the plan. Under the terms of the plan, the shares acquired under it will have all of the rights and advantages that are inherent to the Company's other common shares.

The exercise price of the options will be equivalent to the average market value of the Company's common shares in the five BOVESPA trading sessions before the date the Option Contract was entered into. The extraordinary general meeting held on October 16, 2007, the minutes of which were published in the newspaper Valor Econômico on October 17, 2007, and the Official Gazetteer of the state of São Paulo on October 18, 2007, decided that the board of directors could, at its exclusive discretion, give a discount of up to 20% on this price, to be decided on a case-by-case basis. The exercise price stated in the Option Contract will be monetarily corrected using the IPCA index to the period between the date of the Option Contract and the date of effective subscription.

Until the date of this report, no stock options for Company shares had been granted, and neither was any stock option exercised. This being the case, there is no impact on the results of statements for the fiscal year or on the net assets for the fiscal year ended December 31, 2007.

(In thousands of *reals*, unless otherwise indicated)

20. OTHER NET operating expenses

	2007	
	Controlling Company	Consolidated
Results from financial services:		
Revenue from financial services	-	173,223
Losses on credits, net	-	(161,614)
Financial services expenses	-	(25,685)
	-	(14,076)
Other operating revenues (expenses):		
Creation of provisions	-	(7,474)
Tax credits	-	21,147
Recovered expenses	-	5,929
Expenses with public offering	(25,677)	(27,321)
Others	-	(1,117)
	(25,677)	(8,836)
	(25,677)	(22,912)

(In thousands of *reals*, unless otherwise indicated)

21. FINANCIAL RESULTS

	2007	
	Controlling Company	Consolidated
Financial expenses:		
Losses on variable income investments (a)	-	(55,769)
Losses on fixed income investments	-	(217)
Interest	-	(46,443)
Provisional Financial Transactions Tax (*Contribuição Provisória sobre Movimentação Financeira*), or CPMF	(2,536)	(11,618)
Banking expenses	(2)	(5,219)
Monetary variation - losses	-	(5,294)
Adjustment to present value (b)	-	(15,508)
Other	(107)	(3,012)
	(2,645)	(143,080)
Financial revenue:		
Short-term investments	5,840	58,240
Monetary variation – gains	-	886
Adjustment to present value (b)	-	5,900
Discounts	-	1,649
Others	8	1,726
	5,848	68,401

(A) REFERS TO THE RESULT WITH FINANCIAL INSTRUMENTS TO PROTECT LIABILITIES, AS STATED IN EXPLANATORY NOTE NO. 24.B).

(B) RELATES TO THE RESULT OBTAINED FROM THE CREATION AND REVERSION OF THE ADJUSTMENT TO PRESENT VALUE OF THE COLUMNS "SUPPLIERS", "INVENTORY" AND "ACCOUNTS RECEIVABLE FROM CUSTOMERS", AS STATED IN EXPLANATORY NOTE NO. 3.Q).

(In thousands of *reals*, unless otherwise indicated)

22. Non-operating (expenses) revenue, net

	2007	
	Controlling Company	Consolidate
Non-operating revenue:		
Investment gains	111	3,159
Sale of fixed asset	-	704
	111	3,863
Non-operating expense -		
Investment losses	(2,444)	(3,815)
	(2,444)	(3,815)
	(2,333)	48

The amount of investment gains (losses) related to the percentage variation in investments in the subsidiaries that occurred during the fiscal year.

23. EXCHANGE RATE VARIATION

	Consolidate 2007
Exchange-rate variation – gains	22,369
Exchange-rate variation – losses	(5,313)
	17,056

24. FINANCIAL INSTRUMENTS

The Company's subsidiaries participate in operations involving the financial instruments described below. The estimated market values of the financial instruments, assets and liabilities of subsidiaries on December 31, 2007, and 2006, recorded in balance sheets, did not show different amounts from those recorded in the financial statements, being:

(In thousands of *reals*, unless otherwise indicated)

a) Credit risk

The subsidiaries' sales and credit-granting policies are subordinated to the credit policies set by their managements and aim at minimizing potential problems arising from default by their customers. The subsidiaries' management achieves this objective by carefully selecting the customer portfolio, taking into account payment ability (credit analysis) and the diversity of its operations (spreading of risks). The subsidiaries recorded provision for doubtful accounts, in the amount of R$38,799 on December 31, 2007 (R$34,950 in 2006), to cover the credit risks.

b) Foreign currency loans and financing

There are amounts payable in foreign currency. There is therefore exposure to exchange rate variation risks. On December 31, 2007 and 2006, the subsidiaries had financial instruments to protect these foreign currency liabilities. The principal balances in foreign currency arise from loans and financing and are mentioned in explanatory note no. 14.

c) Market value of the financial instruments

The market value of the cash and equivalents (cash, bank accounts, financial investments and securities), the balance receivable from clients and current liabilities are close to the accounting balance, as a result of the due date of most of the balances occurring close to those of the balance sheets. The loans and financing balance is monetarily updated using the inflation indexes and variable interest rates as a result of market conditions and therefore, the debt balance recorded on the dates of the balance sheets is close to market value.

d) Concentration of risk

Financial instruments that potentially subject the subsidiaries to the concentration of credit risk are substantially made up of balances at banks, financial investments and accounts receivable from customers, especially in relation to transactions carried out with the subsidiary Credi-21. The accounts receivable balance is distributed between the credit card administrators. The transactions with Credi-21 represented 91% in

(In thousands of *reals*, unless otherwise indicated)

2007 (93% in 2006) of the total credit card sales transactions. All of the balance of amounts receivable from customers is in *reals*.

e) Interest rate

The Company's subsidiaries are exposed to normal market risks arising from changes in interest rates on long-term liabilities.

f) Future commitments

On December 31, 2007, the subsidiaries had lease agreements signed with affiliated companies and third parties. The rental amount for the properties of affiliated parties is always the higher amount between: (i) the equivalent of 1.10% to 3.65% of the store's gross monthly sales, or (ii) a minimum monthly amount updated every year using a variety of inflation indexes and the monthly rental amount paid to affiliated companies, of R$2,385 (R$1,198 in 2006). These lease agreements have five-year terms and may be renewed contractually and automatically by up to two five-year periods. The rental amount for the properties of third parties is always the higher amount between: (i) the equivalent of 3% of the store's gross monthly sales, or (ii) a minimum monthly amount updated every year using a variety of inflation indexes and the monthly rental amount paid to third parties, of R$2,388 (R$2,279 in 2006). These lease agreements have terms of between five to 15 years and may be renewed.

25. INSURANCE COVER (unaudited)

The Company's subsidiaries adopt a policy for taking out insurance that mainly takes into account the concentration of risks and its importance, contracted out for amounts that management considers to be sufficient, taking into account the nature of their activities and the advice from their insurance consultants.

The insurance coverage, at December 31, 2007 and 2006, values are as follows:

(In thousands of *reals*, unless otherwise indicated)

	Consolidated	
	2007	2006
Civil liability	1,000	1,000
Various risks – inventory and fixed	50,800	44,200
Domestic and international transportation	3,500	2,500
Vehicles	655	728
	55,955	48,428

26. MANAGEMENT COMPENSATION

Under the Brazilian Corporations Law and the Company's bylaws, the shareholders in general meeting have the responsibility to set the managers' total annual remuneration. The board of directors has the duty to distribute the amount between the managers.

In the AGM held on March 20, 2007, management's global remuneration was set at a limit of up to R$3,900 for the 2007 fiscal year.

In the 2007 fiscal year management remuneration totaled the amount of R$1,239, recorded in the subsidiary Marisa Lojas, and the amount of R$790, recorded in the parent company Marisa S.A., totaling R$2,029, which is recorded in the heading "general and administrative expenses", in the consolidated results statement.

27. EXPENSES WITH THE PUBLIC SHARE OFFER

In preparing the process for the initial public offering (IPO) and on beginning negotiations of the shares issued by Marisa S.A. in the BOVESPA *Novo Mercado* segment, the Company incurred expenses. These included: coordination commission, firm guarantee of liquidation commission, placing commission, offer registration and listing charges, attorney and consultancy expenses, offering publicity expenses, outside auditing expenses, roadshow costs, Brazilian Clearing and Depository Corporation (*Companhia Brasileira de Liquidação e Custódia*), or CBLC, compensation for offering liquidation, Securities Commission registration fee, provision of investor relations services and setting up a website with information for investors, which by December 31, 2007, totaled the amount of R$27,321 and which is recorded in the heading "Other operational expenses, net," presented in explanatory note no. 20.

(In thousands of *reals*, unless otherwise indicated)

28. Supplementary information to the financial statements

CASH-FLOW STATEMENTS

	Controlling Company		Consolidated	
	2007	2006	2007	2006
CASH FLOW FROM OPERATIONAL ACTIVITIES				
Profit (losses) from the fiscal year/period	47,693	(103)	47,693	(103)
Adjustments to reconcile the profits (losses) from the fiscal year/period as cash generated by operational activities:				
Depreciation and amortization	-	-	39,895	-
Provision for doubtful accounts	-	-	161,614	-
Residual cost of written-off fixed assets	-	-	13,706	-
Equity adjustment	(73,696)	-	-	-
Written-off investments	6,833	-	-	-
Results from minority shareholdings	-	-	461	-
Financial charges and exchange-rate variation on balances with affiliated companies, financing, loans and tax obligations,	-	-	213,079	-
Deferred taxes	-	-	(36,206)	-
Taxes paid in installments	-	-	(2,252)	-
Provision for contingencies	-	-	6,599	-
	(19,170)	(103)	444,589	(103)
(Increase) reduction in operating assets:				
Accounts receivable from customers	-	-	(311,454)	(388,307)
Inventory	-	-	(51,224)	(92,815)
Taxes for offsetting	(726)	-	(11,653)	(16,099)
Affiliated parties	-	-	133	(9,233)
Deferred income and social contribution taxes	-	-	-	(45,314)
Other credits	400	(400)	(15,969)	(14,106)
Increase (reduction) in operational liabilities:				
Suppliers	59	-	1,346	156,576
Taxes payable	153	-	1,186	66,413
Salaries, provisions and social security charges	-	-	5,161	18,762
Affiliated parties	-	-	3,788	97,097
Proposed dividends	-	-	2,461	25,871
Income and social contribution taxes	-	-	8,889	18,218
Provision for contingencies	-	-	-	76,631
Other liabilities	(500)	500	2,916	11,449
Cash (invested in) generated by operational activities	(19,784)	(3)	80,169	(94,960)
INVESTMENT ACTIVITIES CASH FLOW				
Securities	-	-	81,579	(81,901)
Acquisition of investments – affiliated companies	(235,316)	(41,285)	-	(13,117)
Acquisition of fixed and intangible assets and additions to deferred assets	-	-	(154,650)	(178,239)
Minority shareholdings in net assets	-	-	(1,535)	1,107
Cash invested in investment activities	(235,316)	(41,285)	(74,606)	(272,150)

11.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARISA S.A. AND SUBSIDIARIES

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007, AND THE PERIOD FROM AUGUST 15 TO DECEMBER 31, 2006
(In thousands of *reals*, unless otherwise indicated)

FINANCING ACTIVITIES CASH FLOW				
Securing of financing – third parties	-	-	623,538	511,884
Capital increases	509,319	-	509,319	41,315
Payment of financing	-	41,315	(825,264)	-
Payment of dividends and interest on equity	(35,362)	-	(63,695)	-
Cash generated by financing activities	473,957	41,315	243,898	553,199
INCREASE IN BALANCE OF CASH AND EQUIVALENTS	218,857	27	249,461	186,089
CASH AND EQUIVALENTS				
Opening balance	27	-	145,780	-
Closing balance	218,884	27	395,241	186,089
INCREASE IN BALANCE OF CASH AND EQUIVALENTS	218,857	27	249,461	186,089
CASH FLOW COMPLEMENTARY INFORMATION				
Amount of advances to suppliers relating to the acquisition of fixed assets	-	-	5,450	13,023
Amounts payable to suppliers relating to the acquisition of fixed assets	-	-	1,138	5,189
Payments of income and social contribution taxes	-	-	5,899	15,079
Payment of interest on loans and financing	-	-	85,321	27,961

STATEMENT OF ADDED VALUE

	Controlling Company		Consolidated	
	2007	2006	2007	2006
REVENUE				
Sales of goods and services	-	-	1,628,183	-
Provision for doubtful accounts	-	-	(161,614)	-
Other operating revenue	(2)	-	211,761	-
Non-operating	(2,333)	-	48	-
Non-operating (expenses) revenue, net	(2,335)	-	1,678,378	-
INPUTS ACQUIRED FROM THIRD PARTIES				
Costs of goods and services	-	-	(755,957)	-
Materials, energy, third-party services and others	(25,750)	(103)	(226,115)	(103)
Recovery of asset amounts	-	-	33,983	-
	(25,750)	(103)	(948,089)	(103)
GROSS ADDED VALUE	(28,085)	(103)	730,289	(103)
RETENTIONS				
Depreciation and amortization	-	-	(39,895)	-
NET ADDED VALUE PRODUCED BY THE COMPANY	(28,085)	(103)	690,394	(103)
ADDED VALUE RECEIVED IN TRANSFER				
Results from equity adjustment	73,696	-	-	-
Minority shareholdings	-	-	(461)	-
Financial revenue	5,848	-	90,769	-

11.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARISA S.A. AND SUBSIDIARIES

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007, AND THE PERIOD FROM AUGUST 15 TO DECEMBER 31, 2006
(In thousands of *reals*, unless otherwise indicated)

	79,544	-	90,308	-
TOTAL ADDED VALUE FOR DISTRIBUTION	51,459	(103)	780,702	(103)
DISTRIBUTION OF ADDED VALUE				
Staff and charges	791	-	150,958	-
Taxes, charges and contributions	2,975	-	339,511	-
Interest and rents	-	-	242,541	-
Dividends	37,823	-	37,822	-
Loss from the fiscal year (retained profits)	9,870	(103)	9,870	(103)
TOTAL ADDED VALUE DISTRIBUTED	51,459	(103)	780,702	(103)

29. CHANGE to Brazilian company law applicable from January 2008

On December 28, 2007, law number 11,638 was promulgated. It amends, revokes and introduces new provisions to be Brazilian Corporations Law, especially in relation to chapter XV, on accounting matters. It comes into force from the fiscal year that begins on January 1, 2008. The principal aim of this law is to update Brazilian company law to allow Brazilian accounting practices to converge with those that are stated in international accounting rules and to allow the CVM to issue new accounting rules and procedures that are consistent with international accounting standards. Some of the amendments must be introduced from the beginning of the next fiscal year while others require regulation by the regulatory bodies.

The main changes that could affect the Company and its subsidiaries may be summarized as:

- Substitution of the statement of the origins and allocations of funds by the cash flow statement.

- Inclusion of the statement of added value.

- Creation of the possibility for the book entry of transactions to comply with tax legislation and, then, the necessary adjustments to adapt them to the accounting practices.

- Creation of two new accounts subgroups: (a) intangible assets, and (b) net equity valuation adjustments, in net equity, to allow the recording of specific valuations of assets at market prices, principally financial instruments; recording of exchange-rate variations on corporate investments abroad valued using the equity adjustment method (to December 31, 2007, this exchange-rate variation was recorded in the results from the fiscal year), and adjustments to the assets and liabilities at market value, as a result of the merger and takeover that occurred between the unrelated parties, should they be connected to the effective transfer of control.

- Obligation on the Company to periodically analyze the ability to recover amounts recorded in the fixed, intangible and deferred assets.

- Introduction of the concept of adjustment to present value for active and passive long-term operations and short term material operations.

- Obligation to register in the fixed assets the rights that cover tangible assets allocated for the maintenance of the Company's activities, including those arising from operations that transfer to the Company the benefits, risks and control of the assets.

Due to these amendments having been recently promulgated and some still depending on regulation by the regulatory bodies to be applicable, the Company's management is evaluating all of the effects of these amendments and, in significant cases that can already be measured, the following changes can be highlighted:

- Financial leasing, presented in explanatory note no. 16.

- Adjustment to present value, presented in explanatory notes 7 and 8.

- Inclusion of cash-flow statements, presented in explanatory note no. 28.

- Inclusion of statement of added value, presented in explanatory note no. 28.

30. OTHER INFORMATION

Considering the date the Company was incorporated – mentioned in explanatory note no. 1 to the financial statements – and with the purpose of providing additional information to the reader, management is presenting the results, the origins and publications of funds and the cash flow statements and the combined statement of added value, considering the same corporate structure in which the Company is currently incorporated. These combined financial statements were prepared following consolidated accounting criteria provided by the Brazilian GAAP and by the Securities Commission's regulatory instructions, covering the financial statements of the Company and of its direct and indirect subsidiaries and the SPEs, as though the present corporate structure had applied since January 1, 2006.

These combined financial statements are not indicative of the results from operations and the respective impacts on the combined equity and financial position of the Company that would have been obtained had the change in accounting practices and the incorporation of the Company mentioned in explanatory note no. 1 to the financial statements effectively occurred on January 1, 2006.

11.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARISA S.A. AND SUBSIDIARIES

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007, AND THE PERIOD FROM AUGUST 15 TO DECEMBER 31, 2006
(In thousands of *reals*, unless otherwise indicated)

COMBINED RESULTS STATEMENT

	2006
REVENUE FROM SALE OF GOODS	1,258,954
REVENUE FROM PROVISION OF SERVICES	40,435
GROSS OPERATING REVENUE	1,299,389
Deductions	(423,997)
NET OPERATING REVENUE	875,392
Costs of resale of goods	(406,233)
Costs of provision of services	(33,327)
GROSS PROFIT	435,832
OPERATING (EXPENSES) REVENUE	
Sales expenses	(305,316)
General and administrative expenses	(69,871)
Other operating expenses, net	(13,928)
OPERATING PROFIT BEFORE FINANCIAL RESULTS, DEPRECIATION OF TRANSFERRED FIXED ASSET, EQUITY ADJUSTMENT OF REAL ESTATE COMPANIES AND REVENUE FROM RENT OF TRANSFERRED REAL ESTATE	46,717
FINANCIAL RESULT	
Financial expenses	(161,640)
Financial revenue	93,382
Exchange-rate variation, net	5,125
OPERATIONAL LOSSES BEFORE DEPRECIATION OF TRANSFERRED FIXED ASSET, EQUITY ADJUSTMENT OF REAL ESTATE COMPANIES AND REVENUE FROM RENT OF TRANSFERRED REAL ESTATE	(16,416)
NON-OPERATING REVENUES, NET	5,406
LOSSES BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, DEPRECIATION OF THE TRANSFERRED FIXED ASSET, EQUITY ADJUSTMENT OF REAL ESTATE COMPANIES AND REVENUE FROM RENT OF TRANSFERRED REAL ESTATE	(11,010)
INCOME AND SOCIAL CONTRIBUTION TAXES	
Current	(18,396)
Deferred	22,007
LOSSES FROM THE FISCAL YEAR BEFORE MINORITY SHAREHOLDINGS, DEPRECIATION OF THE TRANSFERRED FIXED ASSET, EQUITY ADJUSTMENT OF REAL ESTATE COMPANIES AND	

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007, AND THE PERIOD FROM AUGUST 15 TO DECEMBER 31, 2006
(In thousands of *reals*, unless otherwise indicated)

REVENUE FROM RENT OF TRANSFERRED REAL ESTATE	(7,399)
MINORITY SHAREHOLDINGS IN NET PROFITS FROM THE FISCAL YEAR BEFORE MINORITY SHAREHOLDINGS, DEPRECIATION OF THE TRANSFERRED FIXED ASSET, EQUITY ADJUSTMENT OF REAL ESTATE COMPANIES AND REVENUE FROM RENT OF TRANSFERRED REAL ESTATE	(56,391)
LOSSES FROM THE FISCAL YEAR BEFORE DEPRECIATION OF THE TRANSFERRED FIXED ASSET, EQUITY ADJUSTMENT OF REAL ESTATE COMPANIES AND REVENUE FROM RENT OF TRANSFERRED REAL ESTATE	(63,790)
Result from the equity adjustment of the real estate companies	6,196
Expense from the depreciation of the transferred fixed asset	(1,625)
Revenue from rent of transferred real estate	1,735
LOSSES FROM THE FISCAL YEAR AFTER DEPRECIATION OF THE TRANSFERRED FIXED ASSET, EQUITY ADJUSTMENT OF REAL ESTATE COMPANIES AND REVENUE FROM RENT OF TRANSFERRED REAL ESTATE	(57,484)

11.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARISA S.A. AND SUBSIDIARIES

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007, AND THE PERIOD FROM AUGUST 15 TO DECEMBER 31, 2006
(In thousands of *reals*, unless otherwise indicated)

COMBINED STATEMENT OF SOURCE AND APPLICATION OF FUNDS

	2006
SOURCE OF FUNDS	
From operations-	
Funds originating from operations after the depreciation of the transferred fixed asset, equity adjustment of real estate companies and revenue from rent of transferred real estate (as stated below)	159,332
From shareholders -	
Paying in of capital	61,973
Funds originating from operations	221,305
From third parties:	
Dividends received from companies invested in	1,467
Reduction of long-term receivables – related parties	31,893
Reduction of the long-term receivables – payments into court	1,929
Transfer of the long-term receivables to current assets – deferred taxes	5,712
Increase in long-term receivables – loans and financing	171,125
Increase in long-term liabilities – taxes payable	8,891
Total of the origins	442,322
INVESTMENT OF FUNDS	
Increase in long-term assets – deferred taxes	15,083
Increase in long-term assets – other credits	2,285
Acquisition of investments	37,954
Additions of fixed assets	111,944
Additions of deferred assets	1,771
Additions of intangible assets	6,379
Reduction of long-term liabilities	8,891
Transfer of long-term liabilities to current liabilities	94,005
Reduction of capital	140,368
Distribution of dividends	35,912
Minority shareholdings	1,009
Total investments	455,601
REDUCTION OF NET WORKING CAPITAL	(13,279)
CHANGES TO CURRENT CAPITAL	
Current assets:	
At the beginning of the fiscal year	399,471
At the end of the fiscal year	781,978
	382,507
Current liabilities:	
At the beginning of the fiscal year	328,350
At the end of the fiscal year	724,136
	395,786
REDUCTION OF THE NET WORKING CAPITAL	(13,279)
STATEMENTS OF FUNDS ORIGINATING FROM OPERATIONS	
Losses from the fiscal year after depreciation of the transferred fixed asset, equity adjustment of real estate companies and revenue from rent of transferred real estate	(57,484)

11.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARISA S.A. AND SUBSIDIARIES

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007, AND THE PERIOD FROM AUGUST 15 TO DECEMBER 31, 2006
(In thousands of *reals*, unless otherwise indicated)

Items that do not affect the current asset:	
Depreciation and amortization	21,158
Monetary variation, net, of long-term items	5,998
Provision for contingencies	18,991
Losses from investments in subsidiaries, net	5,272
Write-off of fixed assets	21,264
Write-off of investments	92,313
Minority shareholdings	56,391
Total originating from operations before depreciation of the transferred fixed asset, equity adjustment of real estate companies and revenue from rent of transferred real estate	163,903
Equity adjustment, net of dividends received from real estate companies	(6,196)
Depreciation of the transferred fixed asset	1,625
Total originating from operations after depreciation of the transferred fixed asset, equity adjustment of real estate companies and revenue from rent of transferred real estate	159,332

COMBINED CASH-FLOW STATEMENT

	2006
CASH-FLOW STATEMENT OF OPERATIONAL ACTIVITIES	
Losses from the fiscal year after depreciation of the transferred fixed assets, equity adjustment of real estate companies and revenue from rent of transferred real estate	(57,484)
Adjustments to reconcile the losses from the fiscal year with the cash generated by the operational activities before depreciation of the transferred fixed asset, equity adjustment of real estate companies and revenue from rent of transferred real estate:	
Depreciation and amortization	21,158
Provision for doubtful accounts	14,094
Investment losses	5,272
Residual cost of written off real estate	21,264
Write-off of investments	92,313
Result from minority shareholdings	56,391
Result from operations with securities	6,734
Financial charges and exchange-rate variation on balances with affiliated companies, financing, loans and tax obligations	63,988
Deferred income and social contribution taxes	22,007
Taxes in installments	12,102
Provision for contingencies	18,991
	276,830
Adjustments to reconcile the losses from the fiscal year with the cash generated by the operational activities after depreciation of the transferred fixed asset, equity adjustment of real estate companies and revenue from rent of transferred real estate:	
Depreciation of the transferred fixed asset	1,625
Equity adjustment of real estate companies	(6,196)
	272,259

11.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARISA S.A. AND SUBSIDIARIES

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007, AND THE PERIOD FROM AUGUST 15 TO DECEMBER 31, 2006
(In thousands of *reals*, unless otherwise indicated)

(Increase) reduction of assets:	
Current:	
Accounts receivable from customers	(146,486)
Inventory	(18,168)
Taxes for offsetting	(4,995)
Dividends receivable	1,242
Deferred income and social contribution taxes	(6,610)
Other credits	(3,482)
Noncurrent (long-term receivables):	
Related parties	31,893
Deferred income and social contribution taxes	(15,083)
Other credits	(2,285)
Payments into court	1,929
Increase in liabilities:	
Current:	
Suppliers	50,334
Related parties	77,653
Salaries, provisions and social contributions	7,628
Taxes payable	12,088
Proposed dividends	22,167
Other liabilities	4,555
Net cash generated by operational activities	284,639
CASH FLOW FROM INVESTMENT ACTIVITIES	
Financial investments	(111,168)
Securities	(78,469)
Acquisition of investments in affiliated companies	(41,286)
Additions of fixed [assets]	(111,944)
Additions of deferred asset	(1,771)
Additions of intangible asset	(6,379)
Dividends received	1,467
Cash invested in investment activities	(349,550)

11.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARISA S.A. AND SUBSIDIARIES

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007, AND THE PERIOD FROM AUGUST 15 TO DECEMBER 31, 2006
(In thousands of *reals*, unless otherwise indicated)

	2006
CASH FLOW OF FINANCING ACTIVITIES	
Fundraising - loans and financing	953,717
Reduction - loans and financing	(725,222)
Reduction – taxes payable in installments	1,064
Increase in capital	30
Reduction in capital	(3,227)
Payment of dividends	(35,912)
Cash generated by the financing activities	190,450
INCREASE IN BALANCE OF CASH AND EQUIVALENTS	125,539
CASH AND EQUIVALENTS	
Opening balance	60,550
Closing balance	186,089
INCREASE IN BALANCE OF CASH AND EQUIVALENTS	125,539

11.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARISA S.A. AND SUBSIDIARIES

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007, AND THE PERIOD FROM AUGUST 15 TO DECEMBER 31, 2006
(In thousands of *reals*, unless otherwise indicated)

COMBINED STATEMENT OF ADDED VALUE

	2006
REVENUE	
Sales of goods and services	1,212,612
Provision for doubtful accounts	(89,607)
Other operating revenue	93,025
Non-operating (expenses) revenue, net	7,140
	1,223,170
INPUTS ACQUIRED FROM THIRD PARTIES	
Costs of goods and services	(579,630)
Materials, energy, services of third parties and others	(191,428)
Recovery of asset amounts	2,099
	(768,959)
GROSS ADDED VALUE	454,211
RETENTIONS	
Depreciation and amortization	(23,426)
NET ADDED VALUE PRODUCED BY THE COMPANY	430,785
ADDED VALUE RECEIVED ON TRANSFER	
Result of equity adjustment	6,196
Minority shareholdings	(56,391)
Financial revenue	104,571
	54,376
TOTAL ADDED VALUE TO DISTRIBUTE	485,161
DISTRIBUTION OF ADDED VALUE	
Staff and charges	126,814
Taxes, charges and contributions	210,036
Interest and rents	205,796
Losses from the fiscal year (retained profits)	(57,485)
TOTAL ADDED VALUE DISTRIBUTED	485,161

(In thousands of *reals*, unless otherwise indicated)

31. Subsequent events

a) Extension of loan maturity dates

The loans whose maturity dates have been renegotiated are shown below:

	Principal (*)	Charges	Contract maturity date	Contract addendum date
Banco Safra S.A.	47,000	Interest of 0.84% p.a. to 1.05% p.a. + CDI	01/28/08	02/27/08
Banco Safra S.A.	40,000	Interest of 0.80% p.a. + CDI	01/07/08	04/30/08
Banco Safra S.A.	43,000	Interest of 0.83% p.a. + CDI	01/28/08	04/30/08
Banco Safra S.A.	15,000	Interest of 1.00% p.a. + CDI	02/18/08	03/19/08
Banco Safra S.A.	5,000	Interest of 1.00% p.a. + CDI	02/18/08	03/19/08
Banco Safra S.A.	10,000	Interest of 0.80% p.a. + CDI	02/20/08	03/06/08

(*) On the contract maturity date.

b) Raising of funds

During January 2008, the following funds were raised:

	Principal	Charges	Contract maturity date
Banco Safra S.A.	20,000	Interest of 0.87% p.a. to 0.91% p.a. + CDI	02/18/08

BNDES Loan

In the beginning of 2008 Marisa Lojas signed a contract with BNDES in the amount of R$165,131, split into two sub-credits of R$81,429 and R$83,702, which are subject to interest of 2.3% per year plus the TJLP, that will be amortized in 48 consecutive, monthly installments, with a grace period of seven and 18 months respectively, for sub-credits "A" and "B", and with maturity dates of August 15, 2012, August 15, 2013. To today's date there has been no release of the sub-credits.

32. AUTHORIZATION for the conclusion of the financial statements

The board of directors meeting of February 7, 2008, authorized the conclusion of the present financial statements. These take into account the subsequent events occurring after the closing date of the 2007 fiscal year, their disclosure being approved.

01.01 DESCRIPTION - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
02706-1	MARISA S.A.	08.262.343/0001-36

CONTENTS

END